SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to .
Commission file number 001-02979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163
(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009
(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:
(23)     Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wells Fargo & Company 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Francisco, California
June 14, 2010

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets:
Investments at fair value (notes 3, 4, and 5):
Wells Fargo ESOP Fund (note 3):
Company common stock
Allocated	$3,940,024,572	2,232,171,681
Unallocated	243	1,386
Company convertible preferred stock - unallocated	550,749,843	662,711,748

Short-term investments - allocated	76,888,431	677,576

	4,567,663,089	2,895,562,391

Wells Fargo Share Award Account (note 3):
Company common stock	—	32,957,019
Short-term investments	—	113,189

	—	33,070,208

Separately managed portfolio:
Wells Fargo Stock Fund (note 3)	—	1,696,134,023
Wells Fargo Stable Value Fund	2,099,339,622	1,880,001,944

	2,099,339,622	3,576,135,967

Collective investment funds	1,764,093,950	1,540,449,611
Mutual funds	2,078,767,551	2,314,121,385
Multi-manager funds	1,343,888,501	—

Total investments at fair value	11,853,752,713	10,359,339,562

Participant loans	331,871,520	284,223,677
Employer match contribution receivable	27,290,399	—
Employer profit sharing contribution receivable	86,845,111	—
Pending trades due from broker	554,643	16,384,553
Accrued income	22,605	28,220

Total assets	12,300,336,991	10,659,976,012

Liabilities:
ESOP notes payable – unallocated (notes 4 and 13)	(441,572,138)	(554,481,202)
Excess contributions and earnings payable (note 15)	(19,586,124)	(9,133,408)
Pending trades due to broker	(3,679,147)	(13,446,890)
Administrative expenses payable	(293,059)	(366,956)

Total liabilities	(465,130,468)	(577,428,456)

Net assets available for benefits before adjustment to contract value and due from plan merger	11,835,206,523	10,082,547,556

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,534,911)	66,950,166

Net assets available for benefits before plan transfer receivable	11,798,671,612	10,149,497,722

Plan transfer receivable from Wachovia Savings Plan (note 12)	6,694,404,565	—

Net assets available for benefits	$18,493,076,177	10,149,497,722

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 5)	$1,008,550,875	$(2,296,709,357)
Dividends, net of pass-through dividends of $28,266,505 and $75,871,950, respectively	125,243,015	297,465,703
Interest	105,652,983	105,952,325

Total investment income (loss)	1,239,446,873	(1,893,291,329)

Contributions:
Employer	470,860,794	392,978,739
Participants, net of excess contributions of $15,838,861 and $12,024,130, respectively	624,689,658	644,543,539

Total contributions	1,095,550,452	1,037,522,278

Other income	8,666	586,558

Total	2,335,005,991	(855,182,493)

Benefits paid to participants	(659,302,211)	(793,491,654)
ESOP interest expense	(26,011,975)	(40,917,740)
Administrative expenses	(4,151,118)	(4,322,585)

Total	(689,465,304)	(838,731,979)

Net increase (decrease) before transfers from other plans	1,645,540,687	(1,693,914,472)

Transfers from other plans (note 12)	6,698,037,768	152,488,845

Net increase (decrease)	8,343,578,455	(1,541,425,627)

Net assets available for benefits:
Beginning of year	10,149,497,722	11,690,923,349

End of year	$18,493,076,177	$10,149,497,722

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees (except legacy Wachovia subsidiaries) are participating employers in the Plan during 2009. Effective January 1, 2010, legacy Wachovia subsidiaries with U.S. based employees became participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer-matching contributions the first day of the quarter following the completion of one year of service.

The Plan is administered by the Company, and the investment funds offered under the Plan are selected by a committee (the Employee Benefit Review Committee) whose members are appointed by the Human Resources Committee of the Board of Directors of the Company. The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b)	Contributions and Vesting

Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ certified compensation. Participants age 50 or older can make a special catch-up salary deferral contribution each year in accordance with limits set by the Internal Revenue Services (IRS). Such contributions are made on an unmatched basis. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock. Participants become vested in the employer matching contribution at 25% per year and are fully vested after four years of service.

The Company may make a discretionary profit sharing contribution to the Plan for a year which is allocated to eligible participants. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible Participant (not to exceed 4% of certified compensation). The contribution is automatically invested in the Company’s common stock and becomes 100% vested after three years of service. For the year ended December 31, 2009, the Company made an $86,845,111 discretionary profit sharing contribution. There was no discretionary profit sharing contribution for the year ended December 31, 2008.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The Company may make discretionary share award contributions to the Plan for a year which is allocated to eligible participants. If a contribution is made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The contribution is automatically invested in the Company’s common stock. Participants become vested in the discretionary share award contributions at 25% per year and fully vested after four years of service. For the years ended December 31, 2009 and 2008, there were no discretionary share award contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s matching contributions, any discretionary Company contributions and Plan earnings (net of administrative expenses paid by the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	ESOP Plan Notes

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2008, the Plan borrowed money from the Company to buy company preferred stock (note 13). The Plan did not borrow money from the Company or any outside lenders to buy Company common or preferred stock during 2009.

(e)	Payment of Benefits and Forfeitures

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum, a partial lump sum, or in installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $7,310,000 and $6,970,000 for the years ended December 31, 2009 and 2008, respectively. In accordance with the plan amendment effective January 1, 2009, in December 2009, all non-vested balances for a participant with a termination date prior to January 1, 2010, were forfeited. The unallocated forfeiture account balance was approximately $12,349,000 and $700 for the years ended December 31, 2009 and 2008, respectively.

(f)	Participant Loans

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2009, interest rates ranged from 4.5% to 11.83% and loans mature through December 28, 2029.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

(g)	ESOP

The Plan purchases company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account be either reinvested in the Plan or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(h)	Investment Options

Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 23 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their deferral percentage or investment direction at any time.

Employer contributions are automatically invested in Company common stock. Shares of company stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Company stock at anytime and reinvest in any of the other investment funds. Effective October 12, 2009, all Company common stock is held in the Wells Fargo ESOP Fund under the Plan.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

As of December 31, 2009, the Trust is composed of the following 23 investment funds: Stable Value Fund, Bond Index Fund, Dow Jones Target Today Fund, Dow Jones Target 2010 Fund, Dow Jones Target 2015 Fund, Dow Jones Target 2020 Fund, Dow Jones Target 2025 Fund, Dow Jones Target 2030 Fund, Dow Jones Target 2035 Fund, Dow Jones Target 2040 Fund, Dow Jones Target 2045 Fund, Dow Jones Target 2050 Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, S&P Mid Cap Index Fund, Russell Small Cap Fund, Small Cap Fund, International Index Fund, EuroPacific Growth Fund, Emerging Markets Equity Fund, NASDAQ 100 Index Fund, and Wells Fargo ESOP Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 23 funds on behalf of the Plan.

(c)	Administrative Expenses

A portion of the recordkeeping fees and certain other administrative expenses related to third-party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(d)	New Accounting Pronouncements

In September 2006, the FASB issued Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and expands disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. ASC 820 did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See note 6 for information and related disclosures regarding fair value measurements.

In February 2007, the Financial Accounting Standards Board (FASB) issued ASC 825, Fair Value Option for Financial Assets and Financial Liabilities. ASC 825 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. ASC 825 is effective for financial statements issued for fiscal years beginning after November 15, 2007. ASC 825 did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In May 2009, the FASB issued ASC 855, Subsequent Events, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2009. See note 16.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents). This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values (NAV) or an equivalent measure to estimate fair value. ASU 2009-12 is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan does not have any investments with unfunded commitments or with any redemption restrictions.

(e)	Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 6 for discussion on fair value measurements.

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2009 and 2008, the Plan owns approximately 2.78% and 3.08%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 475,241 shares and 608,188 shares of convertible preferred stock of the Company with a fair value of approximately $551 million and $663 million as of December 31, 2009 and 2008, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.

On March 13, 2008, the Plan purchased 520,500 shares of 2008 ESOP cumulative convertible preferred stock from the Company for $551 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,109.26 per share as of December 31, 2008, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 4.50% and is due in 2018.

The Plan did not enter into an ESOP loan with the Company or any outside entity during 2009.

(f)	Participant Loans

Participant loans are a receivable and are valued at amortized cost, which approximates fair value.

(g)	Reporting of Fully Benefit-Responsive Contracts

FASB ASC 946-210-45 and 946-210-50 requires fully benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(h)	Guaranteed Investment Contracts and Security-Backed Contracts
(i)	Description

The Stable Value Fund (the Fund) primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

The Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. Therefore, these risks transfer from the contract issuer to the Fund. However, in the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. A hybrid contract is a combination of participating and nonparticipating contracts. In a nonparticipating contract, the contract holder does not participate in asset and liability risks. Typically, hybrid contracts are 20% participating and 80% nonparticipating, and each component is reset over a 12-month cycle. Hybrid contracts generally have a higher contract fee compared to participating contracts. No payments related to participating or hybrid contracts were made during the year ended December 31, 2009 or 2008.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of the issuer is evaluated and monitored by the Plan’s investment advisor. The Plan’s policy is to require that each investment contract and the issuer of each contract value liquidity agreement have at least an “A” rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii)	Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security-backed contracts include:
•	the current yield of the assets underlying the contract

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
•	the duration of the assets underlying the contract

•	the existing difference between the fair value and contract value of the assets within the contract.
GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates.

(iii)	Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security-backed contracts:

CR = [(FV/CV(1/D))*(1+Y)]-1, where:

CR = gross crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

(iv)	Basis and Frequency of Determining Contract Crediting Rates

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v)	Minimum Crediting Rates

Security-backed contracts cannot have a crediting interest rate that is less than zero percent.

(vi)	Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(vii)	Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2009. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

(viii)	Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.
At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(ix)	Investment Transactions and Interest Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(x)	Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi)	Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2009 and 2008 was 3.40% and 5.40%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2009 and December 31, 2008, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2009 and 2008 was 4.11% and 4.73%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2009 and 2008, respectively.

(xii)	Forward Purchase Commitments

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan’s net asset value if the Plan makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(xiii)	Forward Sale Commitments

The portfolios underlying the security-backed contracts of the Plan may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, are used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

securities in the Plan, and the change in fair value is recorded by the Plan as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the Plan realizes a gain or loss. If the Plan delivers securities under the commitment, the Plan realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv)	Futures Transactions

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial merging) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(xv)	Interest Rate Swap Transactions

To preserve a return or spread on a particular investment underlying a security-backed contract, the Plan may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The Plan records the amount of interest accrued due to or owed by the Plan according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Plan may also buy or write options to enter into an interest rate swap at a future date (swaption). The Plan may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Plan’s investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.

(xvi)	Credit Default Swap Transactions

The Plan may enter into credit default swap transactions as an investment strategy in the portfolios underlying the security-backed contracts. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. In the event of default, the seller must pay the buyer the par

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

value (full notional value) of the reference obligation in exchange for the reference obligation. The Plan may be either the buyer or seller in such transactions. If the Plan is a buyer and no event of default occurs, the Plan loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for the reference obligation that may have little or no value. As a seller of a credit default swap, the Plan receives a fixed rate of income throughout the term of the contract, provided there is no default event. If an event of default occurs, the seller must pay the notional value of the reference obligation. The counterparty payments and the current fair value of the swap are included within the security-backed contract crediting rate. The value of the reference obligation received by the seller, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Plan. Credit default swaps involve greater risks than if the Plan had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity, counterparty risk, and credit risk. The Plan may engage the security-backed contract issuer as the counterparty to the credit default transaction.

(xvii)	Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Investment management fees are not charged directly to the Fund.

(i)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k)	Payment of Benefits

Benefits are recorded when paid.

(l)	Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2009 and 2008, $19,586,124 and $9,133,408, respectively, of excess contributions and earnings thereon are required to be

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3)	Wells Fargo ESOP Fund, Wells Fargo Stock Fund and Share Award Account

Prior to October 12, 2009, the Plan offered two Wells Fargo stock funds (the Wells Fargo ESOP Fund and the Wells Fargo Stock Fund). Effective October 12, 2009, the Wells Stock Fund merged into the Wells Fargo ESOP Fund. The Share Award Account was invested in the Wells Fargo Stock Fund but was listed separately on the Statement of Net Assets Available for Benefits as of December 31, 2008. As a result of the merger of the Wells Stock Fund into the Wells Fargo ESOP Fund, the Share Award Account investment in Company stock is now reported under the Wells Fargo ESOP Fund. Participants can elect to diversify out of the Wells Fargo ESOP Fund to the other Plan investment funds at any time.

The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage  shares are converted into Company common stock for allocation to participants’ accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5.00, or (iii) the participant is deceased.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $0 million and $5.8 million in 2009 and 2008, respectively.

(4)	Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2009 and 2008 is presented in the following tables.

	2009	2008
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$243	1,386
Company convertible preferred stock	550,749,843	662,711,748

Total investments	550,750,086	662,713,134
Accrued interest income	2,772	16,324

Total assets	550,752,858	662,729,458

Liabilities:
Notes payable	(441,572,138)	(554,481,202)

Total liabilities	(441,572,138)	(554,481,202)

Net assets available for benefits	$109,180,720	108,248,256

Company common shares:
Number of shares	9	47
Cost	252	1,150
Fair value	243	1,386
Company convertible preferred shares:
Number of shares	475,241	608,188
Cost	507,088,243	648,675,611
Estimated fair value	$550,749,843	662,711,748

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
	ESOP	ESOP
	Unallocated	Unallocated

Contributions	$60,551,304	387,182,195
Net appreciation (depreciation)	15,451,118	(58,685,584)
Dividend income	51,103,818	66,350,528
Interest income	38,538	175,829
Notes payable interest expense	(26,011,975)	(40,917,740)
Release of common stock 5,708,565 and 15,399,112 shares	(127,427,718)	(446,837,373)
Transfer from (to) other funds	27,227,379	64,802,068

Increase (decrease) in net assets	932,464	(27,930,077)

Net assets:
Beginning of year	108,248,256	136,178,333

End of year	$109,180,720	108,248,256

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(5)	Investments

The following represents the Plan’s investments as of December 31, 2009 and 2008. Individual investments which represent 5% of net assets are separately identified (†):

	2009	2008
Assets:
Wells Fargo ESOP Fund†:
Company common stock*
Allocated	$3,940,024,572	2,232,171,681
Unallocated	243	1,386
Company convertible preferred stock - unallocated*	550,749,843	662,711,748
Short-term investments - allocated*	76,888,431	677,576

Total ESOP	4,567,663,089	2,895,562,391

Wells Fargo Share Award Account:
Company common stock*	—	32,957,019
Short-term investments*	—	113,189

	—	33,070,208

Separately managed portfolio:
Wells Fargo Stock Fund († for 2008*):
Company common stock*	—	1,695,152,504
Short-term investments*	—	981,519

	—	1,696,134,023

Wells Fargo Stable Value Fund*†:
Investment contracts	12,277,369	95,865,489

Security-backed contracts:
Underlying securities of security-backed contracts	1,758,672,340	1,512,021,930
Receivable for swap payments due	—	990,166
Receivable for investment securities sold	6,916,000	13,370,082
Pending trades	1,949,605	11,859,067
Accrued interest receivable	12,318,530	10,526,718
Deposit with brokers for future transactions	534,735	760,000
Receivable for investment payments due	956,890	—
Wrapper contract at fair market value	1,365,577	2,063,130
Other securities lending assets	—	53,265
Corporate bonds – under securities lending agreement	—	63,143,061
Cash equivalents – under securities lending agreement	—	75,980,861
Repurchase agreements – under securities lending agreement	—	24,429,097
Liabilities under securities lending agreement	—	(184,999,939)
Payable for investment securities purchased	(6,951,000)	(93,391,970)
Wrapper contract fee payable	(550,633)	(329,214)
Variation margin payable	(103,319)	(216,450)
Payable for securities purchased on a forward commitment	(22,090,553)	—

Total security-backed contracts	1,753,018,172	1,436,259,804

Collective Investment Fund:
Wells Fargo Stable Return Fund G	203,974,831	347,876,651
Wells Fargo STIF G	130,069,250	—

Total Collective Investment Fund	334,044,081	347,876,651

Total Wells Fargo Stable Value Fund	2,099,339,622	1,880,001,944

Total separately managed portfolio	2,099,339,622	3,576,135,967

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Multi-manager funds:
Wells Fargo Large Cap Value Fund:
Evergreen Instrinsic Value Class mutual fund*	193,220,311	—
Dodge & Cox Stock mutual fund	198,740,490	—
MFS Large Cap Value collective investment fund	192,380,472	—

Total Wells Fargo Large Cap Value Fund	584,341,273	—
Wells Fargo Large Cap Growth Fund:
Wells Fargo Advantage Capital Growth mutual fund*	134,948,033	—
Neuberger Berman Large Cap Disciplined Growth collective investment fund	133,275,265	—
T Rowe Price Blue Chip Growth collective investment fund	138,621,006	—

Total Wells Fargo Large Cap Growth Fund	406,844,304	—
Wells Fargo Small Cap Fund:
Wells Fargo Small Cap Growth mutual fund*	58,775,286	—
Advisory Research Small Cap collective investment fund	55,794,354	—
SSGA Russell Small Cap Index Non Lending collective investment fund	120,874,565	—
Wellington Select Small Cap Growth collective investment fund	59,184,920	—
Wellington Small Cap Value collective investment fund	58,073,799	—

Total Wells Fargo Small Cap Fund*	352,702,924	—

Total multi-manager funds	1,343,888,501	—

Collective investment funds:
Wells Fargo S&P 500 Index Fund*†	—	593,761,854
Wells Fargo Asset Allocation Fund*	—	248,567,718
Wells Fargo Bond Index Fund*	—	430,798,330
Wells Fargo NASDAQ 100-Index Fund*	—	119,364,371
Wells Fargo S&P Mid Cap Index Fund*	—	147,957,338
US Bond Index Fund	483,453,704	—
S&P 500 Index Fund†	760,328,279	—
S&P MidCap Index Fund	232,898,977	—
Russell Small Cap Fund	10,492,182	—
Emerging Markets Fund	41,947,200	—
International Index Fund	21,993,293	—
NASDAQ 100 Fund	212,980,315	—

Total collective investment funds	1,764,093,950	1,540,449,611

Mutual funds:
Dodge & Cox Stock Fund	—	442,970,039
Wells Fargo Diversified Small Cap Fund*	—	263,870,177
Wells Fargo Diversified Equity Fund*	—	226,563,403
Wells Fargo Large Company Growth Fund*	—	190,307,247
Wells Fargo Growth Balanced Fund*	—	153,622,883
Wells Fargo Moderate Balanced Fund*	—	113,362,593
Wells Fargo Aggressive Allocation Fund*	—	76,069,381
Wells Fargo Conservative Allocation Fund*	—	99,927,177
Wells Fargo Capital Growth Fund*	—	101,654,955
EuroPacific Growth Fund†	770,234,685	555,848,370
WF Advantage Dow Jones Target Today*	110,672,680	7,093,253
WF Advantage Dow Jones Target 2010*	45,344,276	16,585,415
WF Advantage Dow Jones Target 2015*	114,215,906	—
WF Advantage Dow Jones Target 2020*	106,175,127	29,033,842
WF Advantage Dow Jones Target 2025*	403,228,579	—
WF Advantage Dow Jones Target 2030*	86,209,615	19,915,619
WF Advantage Dow Jones Target 2035*	80,318,579	—
WF Advantage Dow Jones Target 2040*	59,162,242	11,569,575

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008

WF Advantage Dow Jones Target 2045*	$1,698,742	—
WF Advantage Dow Jones Target 2050*	301,507,120	5,727,460

Total mutual funds	2,078,767,551	2,314,121,385

Total investments of fair value	11,853,752,713	10,359,339,562

Adjustments from fair value to contract value for fully benefit-responsive contracts held in the Stable Value Fund:
Investment contracts	4,220	(527,558)
Security-backed contracts	(36,279,512)	48,008,387
Collective investment fund	(259,619)	19,469,337

Total adjustment from fair value to contract value	(36,534,911)	66,950,166

Total investments as adjusted	$11,817,217,802	10,426,289,728

* Represents related-party and party-in-interest (note 10)

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,008,550,875 and ($2,296,709,357), respectively, as summarized below:

	2009	2008

Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock *	$(73,375,963)	(27,787,745)
Company convertible preferred stock	15,451,118	(58,685,433)
Wells Fargo Stock Fund *	—	54,197,478
Wells Fargo Share Award Account *	—	(876,195)
Multi-Manager funds	55,963,315	—
Collective investment fund	340,232,157	(626,435,959)
Mutual funds	670,280,248	(1,637,121,503)

	$1,008,550,875	(2,296,709,357)

*	Refer to Note 3 regarding details of the merger of the Wells Fargo Stock Fund and the Wells Fargo Share Award account into the Wells Fargo ESOP Fund.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(6)	Fair Value Measurements

In accordance with the Fair Value Measurements and Disclosures topic of the ASC, assets and liabilities are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market.

Investments in multi-manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.

Investments in the Company’s common stock are valued at quoted market values.

Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by Company and institutions similar to the Company.

The Wells Fargo ESOP Fund is managed as a unitized account that holds Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are investments in collective investment funds.

As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the security-backed contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and December 31, 2008, respectively:

		December 31, 2009
		Level 1	Level 2	Level 3	Total

Mutual funds	$
International stocks		770,234,685	—	—	770,234,685
Target date series		1,308,532,866	—	—	1,308,532,866

Total mutual funds		2,078,767,551	—	—	2,078,767,551

Common collective funds
Domestic large-cap stocks		—	973,308,594	—	973,308,594
Domestic mid-cap stocks		—	232,898,977	—	232,898,977
Domestic small-cap stocks		—	10,492,182	—	10,492,182
Emerging markets stocks		—	41,947,200	—	41,947,200
International stocks		—	21,993,293	—	21,993,293
Intermediate core fixed income		—	483,453,704	—	483,453,704

Total common collective funds		—	1,764,093,950	—	1,764,093,950

Multi-manager funds
Domestic large-cap stocks		526,908,834	464,276,743	—	991,185,577
Domestic small-cap stocks		58,775,286	293,927,638	—	352,702,924

		585,684,120	758,204,381	—	1,343,888,501

Company common stock		3,940,024,815	—	—	3,940,024,815
Company convertible preferred stock		—	—	550,749,843	550,749,843
Short term investments		—	76,888,431	—	76,888,431
Wells Fargo Stable Value fund		—	2,099,339,622	—	2,099,339,622

Total investments		$6,604,476,486	4,698,526,384	550,749,843	11,853,752,713

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

		December 31, 2008
		Level 1	Level 2	Level 3	Total

Mutual funds	$
Domestic large-cap stocks		734,932,237	—	—	734,932,237
Domestic small-cap stocks		263,870,177	—	—	263,870,177
Diversified multi-strategy stocks		226,563,403	—	—	226,563,403
Balanced		442,982,034	—	—	442,982,034
International stocks		555,848,370	—	—	555,848,370
Target date series		89,925,164	—	—	89,925,164

Total mutual funds		2,314,121,385	—	—	2,314,121,385

Common collective funds					—
Domestic large-cap stocks		—	713,126,225	—	713,126,225
Domestic mid-cap stocks		—	147,957,338	—	147,957,338
Balanced		—	248,567,718	—	248,567,718
Intermediate core fixed income		—	430,798,330	—	430,798,330

Totoal common collective funds		—	1,540,449,611	—	1,540,449,611

Company common stock		2,265,130,086	—	—	2,265,130,086
Company convertible preferred stock		—	—	662,711,748	662,711,748
Short term investments		—	790,765	—	790,765
Wells Fargo Stock fund		1,695,152,504	981,519	—	1,696,134,023
Wells Fargo Stable Value fund		—	1,880,001,944	—	1,880,001,944

Total investments		$6,274,403,975	3,422,223,839	662,711,748	10,359,339,562

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Company convertible
preferred stock
Balance, beginning of year	$662,711,748
Realized gains (losses)	(12,787,674)
Unrealized gains (losses) relating to instruments still held at the reporting date	28,238,987
Purchases, sales, issuances and settlements (net)	(127,413,218)

Balance, end of year	$550,749,843

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(7)	Concentration of Investments

The Plan’s investment in shares of the Company’s common and preferred stock aggregate 37.88% and 44.63% of total investments as of December 31, 2009 and 2008, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $26.99 as of December 31, 2009 and $27.84 as of June 11, 2010.

(8)	Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2009 and 2008:

	2009		2008
	Notional	Unrealized	Notional	Unrealized
	amount	gain	amount	gain

Future contracts	$86,583,588	1,465,611	134,710,716	4,133,472

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Net realized gains on futures for the year ended December 31, 2009 and 2008 were $2,646,975 and $3,564,565, respectively.
(9)	Lending of Portfolio Securities

The Plan may loan securities in return for securities, irrevocable letters of credit or cash collateral, which is invested in various corporate bonds, short-term fixed income securities and repurchase agreements. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. The collateral is equal to at least 102% of the market value of the securities loaned plus accrued interest when the transaction is entered into. The collateral supporting loans of domestic and foreign equity securities and corporate bonds is remarked daily while collateral supporting loans of U.S. government securities is remarked back to 102% only if the given collateral falls below 100% of the market value of the securities loaned plus any accrued interest. Gain or loss in the market price of the securities loaned that may occur during the term of the loan is reflected in the value of the Plan. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due or when called for by the Plan, and that the proceeds from the sale of investments will be less than amounts required to be returned to the borrowers. Income earned on securities lending activity is included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are included in the Stable Value Fund (note 5).

Fair value of securities loaned and corresponding collateral at December 31, 2009 and 2008 were as follows:

	2009	2008

Securities under lending agreement	$—	180,836,014

Collateralized by:
Cash equivalents	$—	75,980,861
Corporate bonds	—	63,143,061
Repurchase agreements	—	24,429,097

Total Collateral	$—	163,553,019

Payable upon return of securities loaned	$—	184,999,939

(10)	Related-Party Transactions

Substantially all Plan’s investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

During 2008, the Plan purchased company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.
(11)	Federal Income Taxes

On June 21, 2006, the IRS issued a determination letter stating that the Plan qualified under Section 401(a) of the IRC and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Department of Labor is currently auditing the Plan Years 2006, 2007, 2008 and 2009. At this time, the audit is not complete and any effect on the Plan is unknown.
(12)	Plan Mergers
The following plans have merged into the Plan during the years ended December 31, 2009 and 2008:

Effective date	Plan name
	2009	Amount
January 1, 2009	Century Bank, N.A. Retirement Savings Plan	$3,633,203
December 31, 2009	Wachovia Savings Plan	$6,694,404,565

		$6,698,037,768

	2008

January 1, 2008	Greater Bay Bancorp 401(k) Plan	$70,453,512
January 1, 2008	ABD Insurance 401(k) Plan	63,471,577
January 1, 2008	Universal Insurance Services 401(k) Plan	9,852,360
April 1, 2008	First Financial 401(k) Plan	108,972
April 1, 2008	SW Community Bank 401(k) Plan	169,085
June 1, 2008	United Bancorp of Wyoming 401(k) Plan	8,433,338

		$152,488,845

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(13)	Notes Payable
Notes payable as of December 31 were:

	2009	2008
7.24% 2000 ESOP Convertible Preferred Stock Note, due March 2010	$—	2,815,860
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011	3,526,657	11,198,458
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012	12,816,497	20,260,341
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	22,981,530	31,304,165
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	39,025,745	49,230,830
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	55,155,198	66,676,676
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016	76,343,069	89,109,730
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017	104,457,680	117,870,130
4.50% 2008 ESOP Convertible Preferred Stock Note, due March 2018	127,265,762	166,015,012

	$441,572,138	554,481,202

Maturities of notes payable are as follows:

Year ending December 31:
2010	$5,537,695
2011	86,885,346
2012	83,505,798
2013	75,029,707
2014	63,944,574
Thereafter	126,669,018

$441,572,138

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2018. The estimated fair market value of the notes as of December 31, 2009 and 2008 was approximately $469 million and $535 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(14)	Plan Termination

Although it has not expressed any intent to do so, the Company by action of the Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(15)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2009	2008

Participant contributions per the financial statements	$624,689,658	644,543,539
Excess contributions to be refunded	15,838,861	12,024,130

Participant contributions per the Form 5500	$640,528,519	656,567,669

Interest income per the financial statements	$105,652,983	105,952,325
Income on excess contributions to be refunded	3,747,263	(2,890,722)

Interest income per the Form 5500	$109,400,246	103,061,603

(16)	Subsequent Events
(a)	Plan Amendments

The Plan was restated effective January 1, 2010, to 100% vest all actively employed participants in their company matching contributions and share award contributions. In addition, the restated Plan provides for the addition of Roth contributions and other Plan design changes effective January 1, 2010.

(b)	Purchase of Company Stock

Subsequent to December 31, 2009, the Plan purchased 1,000,000 shares of Company preferred stock from the Company for $1.08 billion with the issuance of a note payable to the Company for an equal amount. The note bears interest at 3.0% and is due March 25, 2020.

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	55,952 Participant loans, interest
		rates ranging from 4.5% to 11.83%,
		maturing at various dates through

		December 28, 2029	N/A	N/A	$331,871,520

	US Bond Index Fund	Collective investment fund	45,587,337	(1)	483,453,704
	S&P 500 Index Fund	Collective investment fund	72,331,413	(1)	760,328,279
	S&P MidCap Index Fund	Collective investment fund	18,979,625	(1)	232,898,977
	Russell Small Cap Fund	Collective investment fund	968,897	(1)	10,492,182
	Emerging Market Fund	Collective investment fund	3,000,515	(1)	41,947,200
	International Index Fund	Collective investment fund	1,549,151	(1)	21,993,293
	NASDAQ 100-Index Fund	Collective investment fund	19,644,006	(1)	212,980,315

					1,764,093,950

	The America Funds Group EuroPacific Growth Fund	Mutual fund	20,089,585	(1)	770,234,685
*	WF Advantage Dow Jones Target Today	Mutual fund	10,903,712	(1)	110,672,680
*	WF Advantage Dow Jones Target 2010	Mutual fund	3,763,010	(1)	45,344,276
*	WF Advantage Dow Jones Target 2015	Mutual fund	12,690,656	(1)	114,215,906
*	WF Advantage Dow Jones Target 2020	Mutual fund	8,360,246	(1)	106,175,127
*	WF Advantage Dow Jones Target 2025	Mutual fund	46,454,905	(1)	403,228,579
*	WF Advantage Dow Jones Target 2030	Mutual fund	6,714,144	(1)	86,209,615
*	WF Advantage Dow Jones Target 2035	Mutual fund	9,747,400	(1)	80,318,579
*	WF Advantage Dow Jones Target 2040	Mutual fund	4,244,063	(1)	59,162,242
*	WF Advantage Dow Jones Target 2045	Mutual fund	208,435	(1)	1,698,742
*	WF Advantage Dow Jones Target 2050	Mutual fund	36,949,402	(1)	301,507,120

					2,078,767,551

	Wells Fargo Large Cap Value Fund	Multi-Manager Fund
*	Evergreen Instrinsic Value Class Fund	Mutual fund			193,220,311
	Dodge & Cox Stock Fund	Mutual fund			198,740,490
	MFS Large Cap Value Fund	Common collective fund			192,380,472

	Total Wells Fargo Large Cap Value Fund		56,140,615	(1)	584,341,273
	Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
*	Wells Fargo Advantage Capital Growth fund	Mutual fund			134,948,033
	Neuberger Berman Large Cap Disciplined Growth fund	Common collective fund			133,275,265
	T Rowe Price Blude Chip Growth fund	Common collective fund			138,621,006

	Total Wells Fargo Large Cap Growth Fund		38,233,042	(1)	406,844,304
	Wells Fargo Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Small Cap Growth fund*	Mutual fund			58,775,286
	Advisory Research Small Cap fund	Common collective fund			55,794,354
	SSGA Russell Small Cap Index Non Lending fund	Common collective fund			120,874,565
	Wellington Select Small Cap Growth fund	Common collective fund			59,184,920
	Wellington Small Cap Value fund	Common collective fund			58,073,799

	Total Wells Fargo Small Cap Fund		34,447,581	(1)	352,702,924

	Total Multi-Manager Fund				1,343,888,501

*	Wells Fargo Stable Value Fund:
	Insurance contracts:
	Prudential Life:	4.27%, due 2/1/2010		(1)	12,277,369

	Total insurance contracts				12,277,369

	Adjustment from fair value to contract value for fully benefit investment contract				4,220

	Total insurance contract at contract value				12,281,589

	Security-backed contracts:
	ANZ National Int’l Ltd/London	3.25%,$2,450,000 par, due 4/2/2012		(1)	2,532,320
	New Cingular Wireless Services Inc	8.13%,$1,750,000 par, due 5/1/2012		(1)	1,977,378
	Allendale Public School District/MI	5.85%,$2,415,000 par, due 5/1/2016		(1)	2,465,377
	Fannie Mae Pool	6.00%,$1,0,000 par, due 1/1/2035		(1)	1,059,060
	Ally Auto Receivables Trust	1.21%,$4,0,000 par, due 6/15/2012		(1)	4,004,040
	Countrywide Alternative Loan Trust	0.37%,$366,868 par, due 4/25/2047		(1)	175,638
	EXIM Bank Gtd - Amal Ltd/Cayman Islands	3.46%,$3,931,742 par, due 8/21/2021		(1)	3,842,019
	American Honda Finance Corp	6.70%,$2,0,000 par, due 10/1/2013		(1)	2,190,140
	BB&T Corp	5.70%,$1,500,000 par, due 4/30/2014		(1)	1,623,675
	BP Capital Markets PLC	5.25%,$2,500,000 par, due 11/7/2013		(1)	2,723,075
	County of Baltimore MD	3.85%,$3,75,000 par, due 11/1/2017		(1)	2,980,721
	Bank of America Corp	5.42%,$2,0,000 par, due 3/15/2017		(1)	1,974,200
	Bank of America Auto Trust	1.67%,$5,0,000 par, due 12/16/2013		(1)	4,988,600
	Barclays Bank PLC	5.20%,$2,500,000 par, due 7/10/2014		(1)	2,650,025
	Bear Stearns Commercial Mortgage Securities	5.38%,$3,0,000 par, due 12/11/2040		(1)	3,078,570
	Bear Stearns Mortgage Funding Trust	0.37%,$274,012 par, due 3/25/2037		(1)	122,445
	Boeing Co/The	1.88%,$2,0,000 par, due 11/20/2012		(1)	1,977,720
	Bottling Group LLC	6.95%,$2,200,000 par, due 3/15/2014		(1)	2,531,342
	CC USA Inc	0.23%,$2,169,414 par, due 2/26/2010		(1)	2,166,854
	Citigroup/Deutsche Bank Commercial Mortgage Trust	5.22%,$1,800,000 par, due 7/15/2044		(1)	1,796,922
	Credit Suisse Mortgage Capital Certificates	1.48%,$5,194,817 par, due 11/28/2039		(1)	5,194,817
	Countrywide Home Equity Loan Trust	0.45%,$14,165 par, due 2/15/2029		(1)	4,878
	Countrywide Home Equity Loan Trust	0.46%,$2,119,188 par, due 12/15/2035		(1)	599,539
	Countrywide Home Equity Loan Trust	0.47%,$344,012 par, due 2/15/2036		(1)	132,665
	Countrywide Home Loan Mortgage Pass Through Trust	0.56%,$93,076 par, due 2/25/2035		(1)	49,559
	Countrywide Home Loan Mortgage Pass Through Trust	0.54%,$67,446 par, due 3/25/2035		(1)	36,106
	Countrywide Home Loan Mortgage Pass Through Trust	0.57%,$141,091 par, due 3/25/2035		(1)	69,850
	FDIC Gtd CD - Calyon NY	0.25%,$2,169,414 par, due 3/26/2010		(1)	2,163,882
	Cargill Inc	4.38%,$2,560,000 par, due 6/1/2013		(1)	2,661,760
	Caterpillar Financial Services Corp	6.20%,$2,0,000 par, due 9/30/2013		(1)	2,228,680
	County of Charles MD	5.00%,$1,170,000 par, due 3/1/2014		(1)	1,259,681
	Chevron Corp	3.95%,$1,500,000 par, due 3/3/2014		(1)	1,566,030
#	Cheyne Finance LLC	25.00%,$842,917 par, due 1/12/2009		(1)	1
#	Cheyne Finance LLC	25.00%,$682,399 par, due 2/25/2008		(1)	1

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
#	Cheyne Finance LLC	25.00%,$842,747 par, due 1/12/2009		(1)	1
	Citigroup Inc	6.50%,$2,0,000 par, due 8/19/2013		(1)	2,130,380
	Citibank Credit Card Issuance Trust	5.50%,$4,75,000 par, due 6/22/2012		(1)	4,167,747
	CW Capital Cobalt Ltd	5.22%,$3,500,000 par, due 8/15/2048		(1)	3,380,370
	Coca-Cola Co/The	3.63%,$1,600,000 par, due 3/15/2014		(1)	1,649,264
	College Loan Corp Trust	5.34%,$8,720,000 par, due 4/25/2046		(1)	8,745,724
	Colorado Student Obligation Bond Authority	2.91%,$750,000 par, due 12/1/2032		(1)	722,445
	City of Columbus OH	3.83%,$2,700,000 par, due 7/1/2016		(1)	2,650,617
	Commonwealth Bank of Australia	2.90%,$2,0,000 par, due 9/17/2014		(1)	1,966,840
	Commonwealth Bank of Australia	2.75%,$2,500,000 par, due 10/15/2012		(1)	2,517,600
	ConocoPhillips	4.75%,$2,500,000 par, due 2/1/2014		(1)	2,684,225
	Cornell University	4.35%,$2,0,000 par, due 2/1/2014		(1)	2,094,860
	Credit Suisse USA Inc	6.13%,$1,0,000 par, due 11/15/2011		(1)	1,078,380
	Credit Suisse Mortgage Capital Certificates	5.34%,$1,0,000 par, due 2/15/2040		(1)	942,540
	Credit Suisse/New York NY	5.50%,$1,0,000 par, due 5/1/2014		(1)	1,085,200
	Credit Suisse First Boston Mortgage Securities Corp	5.10%,$2,0,000 par, due 8/15/2038		(1)	2,037,440
	DCP Midstream LLC	9.70%,$2,0,000 par, due 12/1/2013		(1)	2,361,000
	Devon Energy Corp	5.63%,$2,280,000 par, due 1/15/2014		(1)	2,463,061
	Belgium Gov Gtd - Dexia Credit Local	2.38%,$2,0,000 par, due 9/23/2011		(1)	2,041,060
	Diageo Capital PLC	7.38%,$2,0,000 par, due 1/15/2014		(1)	2,313,620
	Walt Disney Co/The	4.50%,$1,500,000 par, due 12/15/2013		(1)	1,593,375
	EI du Pont de Nemours & Co	3.25%,$750,000 par, due 1/15/2015		(1)	742,973
	Duke Energy Carolinas LLC	5.75%,$1,800,000 par, due 11/15/2013		(1)	1,969,182
	City of El Paso TX	3.61%,$2,0,000 par, due 8/15/2014		(1)	2,038,380
	ENSCO Offshore Co	6.36%,$1,200,095 par, due 12/1/2015		(1)	1,333,977
	Equifirst Mortgage Loan Trust	0.98%,$189,610 par, due 9/25/2033		(1)	150,401
	European Investment Bank	3.00%,$2,650,000 par, due 4/8/2014		(1)	2,671,783
	European Investment Bank	3.13%,$1,925,000 par, due 6/4/2014		(1)	1,947,330
	Canadian Gov Gtd - Export Development Canada	3.13%,$3,0,000 par, due 4/24/2014		(1)	3,055,500
	Freddie Mac Gold Pool	5.00%,$1,137,433 par, due 8/1/2018		(1)	1,198,707
	Freddie Mac Gold Pool	6.00%,$6,17,773 par, due 8/1/2038		(1)	6,386,964
	Freddie Mac Gold Pool	6.00%,$13,145,914 par, due 8/1/2038		(1)	13,952,416
	Freddie Mac Non Gold Pool	4.83%,$1,655,666 par, due 5/1/2038		(1)	1,732,538
	Freddie Mac Non Gold Pool	4.99%,$8,687,601 par, due 4/1/2038		(1)	9,119,870
	Freddie Mac Non Gold Pool	5.88%,$5,895,895 par, due 9/1/2037		(1)	6,261,382
	Freddie Mac Gold Pool	5.50%,$3,615,792 par, due 11/1/2021		(1)	3,837,730
	Freddie Mac Gold Pool	5.50%,$901,354 par, due 11/1/2021		(1)	956,679
	Freddie Mac Non Gold Pool	6.13%,$5,204,257 par, due 6/1/2036		(1)	5,525,619
	Freddie Mac Non Gold Pool	4.53%,$9,299,317 par, due 8/1/2035		(1)	9,705,604
	Freddie Mac Non Gold Pool	3.17%,$95,091 par, due 10/1/2029		(1)	98,436
	Freddie Mac Gold Pool	5.50%,$876,482 par, due 12/1/2033		(1)	922,313
	Freddie Mac Gold Pool	5.00%,$5,353,232 par, due 5/1/2020		(1)	5,628,227
	Federal Express Corp 1997 Pass Through Trust	7.52%,$1,253,050 par, due 1/15/2018		(1)	1,316,734
	Freddie Mac REMICS	5.50%,$6,404,415 par, due 10/15/2016		(1)	6,792,138
	Fannie Mae Pool	4.66%,$10,890,250 par, due 7/1/2010		(1)	10,921,832
	Fannie Mae Pool	4.18%,$3,588,886 par, due 10/1/2032		(1)	3,705,740
	Fannie Mae Pool	2.72%,$4,547,516 par, due 11/1/2032		(1)	4,622,777
	Fannie Mae Pool	6.30%,$5,782,537 par, due 5/1/2011		(1)	6,032,343
	Fannie Mae Pool	5.83%,$1,127,720 par, due 8/1/2014		(1)	1,201,281
	Fannie Mae Pool	4.61%,$6,135,000 par, due 7/1/2012		(1)	6,446,045
	Fannie Mae Pool	5.50%,$10,104,975 par, due 4/1/2033		(1)	10,620,733
	Fannie Mae Whole Loan	5.07%,$5,479,361 par, due 2/25/2033		(1)	4,902,056
	Fannie Mae Whole Loan	6.50%,$1,184,514 par, due 9/25/2042		(1)	1,289,272
	Fannie Mae Whole Loan	6.28%,$749,973 par, due 7/25/2033		(1)	730,083
	Fannie Mae REMICS	4.50%,$5,783,453 par, due 9/25/2018		(1)	6,001,235
	FHLMC Structured Pass Through Securities	5.23%,$7,127,887 par, due 5/25/2043		(1)	7,237,015
	Fannie Mae REMICS	5.00%,$3,886,759 par, due 10/25/2018		(1)	4,107,819
	Fannie Mae Whole Loan	7.00%,$1,868,615 par, due 12/25/2033		(1)	1,999,418
	Fannie Mae Grantor Trust	6.00%,$2,865,104 par, due 11/25/2043		(1)	2,991,340
	Fannie Mae REMICS	4.00%,$3,700,000 par, due 4/25/2019		(1)	3,741,958
	Fannie Mae Whole Loan	7.00%,$2,276,602 par, due 5/25/2044		(1)	2,506,038
	Fannie Mae REMICS	5.50%,$12,791,402 par, due 4/25/2035		(1)	13,622,843
	Fannie Mae REMICS	5.50%,$12,675,625 par, due 4/25/2035		(1)	13,475,774
	Freddie Mac REMICS	4.00%,$8,0,000 par, due 12/15/2018		(1)	8,164,640
	Freddie Mac REMICS	4.00%,$10,165,908 par, due 9/15/2019		(1)	10,450,147
	Freddie Mac REMICS	5.00%,$6,500,000 par, due 8/15/2030		(1)	6,828,835
	Freddie Mac REMICS	4.00%,$7,0,000 par, due 6/15/2023		(1)	7,069,650
	Fannie Mae Pool	6.00%,$719,327 par, due 2/1/2033		(1)	768,781
	Fannie Mae Pool	2.76%,$2,800,354 par, due 7/1/2033		(1)	2,862,830
	Fannie Mae Pool	6.50%,$396,221 par, due 1/1/2018		(1)	407,905
	Fannie Mae Pool	5.28%,$3,514,711 par, due 5/1/2037		(1)	3,700,288
	Fannie Mae Pool	4.50%,$3,711,186 par, due 5/1/2014		(1)	3,823,412
	Fannie Mae Pool	4.31%,$10,933,841 par, due 6/1/2011		(1)	11,207,187
	Fannie Mae Pool	4.50%,$1,673,490 par, due 7/1/2018		(1)	1,744,279
	Fannie Mae Pool	4.50%,$1,693,571 par, due 7/1/2018		(1)	1,765,209
	Fannie Mae Pool	3.01%,$2,870,037 par, due 6/1/2033		(1)	2,929,734
	Fannie Mae Pool	4.72%,$1,418,724 par, due 8/1/2035		(1)	1,476,552
	Fannie Mae Pool	2.83%,$1,695,311 par, due 8/1/2033		(1)	1,740,440
	Fannie Mae Pool	2.78%,$1,482,421 par, due 8/1/2033		(1)	1,522,031
	Fannie Mae Pool	2.16%,$2,116,810 par, due 10/1/2033		(1)	2,141,344
	Fannie Mae Pool	3.55%,$678,389 par, due 12/1/2033		(1)	696,848
	Fannie Mae Pool	5.00%,$2,900,873 par, due 1/1/2019		(1)	3,056,243
	Fannie Mae Pool	5.00%,$1,173,493 par, due 2/1/2019		(1)	1,234,878
	Fannie Mae Pool	2.59%,$1,669,170 par, due 3/1/2034		(1)	1,713,387
	Fannie Mae Pool	2.24%,$570,132 par, due 5/1/2034		(1)	580,035

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	Fannie Mae Pool	2.70%,$10,493,014 par, due 6/1/2034		(1)	10,693,325
	Fannie Mae Pool	5.00%,$2,62,924 par, due 10/1/2019		(1)	2,170,836
	Fannie Mae Pool	2.76%,$2,96,575 par, due 8/1/2034		(1)	2,154,524
	Fannie Mae Pool	5.00%,$1,738,740 par, due 11/1/2019		(1)	1,829,693
	Fannie Mae Pool	5.50%,$118,121 par, due 6/1/2021		(1)	125,334
	Fannie Mae Pool	5.50%,$4,859,564 par, due 1/1/2036		(1)	5,081,014
	Fannie Mae Pool	5.50%,$6,901,207 par, due 2/1/2036		(1)	7,215,695
	Fannie Mae Pool	4.10%,$5,795,696 par, due 5/1/2036		(1)	5,984,636
	Fannie Mae Pool	5.50%,$4,71,199 par, due 11/1/2021		(1)	4,319,786
	Fannie Mae Pool	4.62%,$9,785,430 par, due 5/1/2038		(1)	10,203,366
	Fannie Mae Pool	5.63%,$8,691,373 par, due 11/1/2012		(1)	9,224,154
	Fifth Third Home Equity Loan Trust	0.48%,$704,895 par, due 9/20/2023		(1)	367,039
	GMAC Mortgage Corp Loan Trust	0.38%,$498,667 par, due 2/25/2036		(1)	201,691
	Ginnie Mae II pool	1.81%,$2,936,567 par, due 6/20/2058		(1)	2,835,622
	Ginnie Mae II pool	5.49%,$6,200,000 par, due 3/20/2018		(1)	6,519,288
	Ginnie Mae II pool	5.47%,$7,45,240 par, due 8/20/2059		(1)	7,440,478
	GSAMP Trust	0.58%,$170,595 par, due 1/25/2045		(1)	112,593
	GS Auto Loan Trust	4.56%,$1,844,099 par, due 11/15/2013		(1)	1,843,582
	Ginnie Mae II pool	5.85%,$5,189,590 par, due 7/20/2058		(1)	5,480,727
	Ginnie Mae II pool	6.14%,$6,95,433 par, due 10/20/2058		(1)	6,582,440
	Ginnie Mae II pool	5.76%,$4,888,413 par, due 12/20/2058		(1)	5,215,076
	Ginnie Mae II pool	5.46%,$7,61,245 par, due 3/20/2018		(1)	7,423,134
	Ginnie Mae II pool	5.55%,$7,305,897 par, due 2/20/2059		(1)	7,718,680
	GE Capital Commercial Mortgage Corp	4.37%,$3,109,333 par, due 1/10/2038		(1)	3,138,375
	GE Capital Commercial Mortgage Corp	5.34%,$3,0,000 par, due 3/10/2044		(1)	2,861,550
	General Electric Co	5.00%,$2,500,000 par, due 2/1/2013		(1)	2,644,900
	General Mills Inc	5.65%,$2,500,000 par, due 2/15/2019		(1)	2,651,375
	Georgia Power Co	6.00%,$1,500,000 par, due 11/1/2013		(1)	1,667,310
	Goldman Sachs Group Inc/The	4.75%,$1,750,000 par, due 7/15/2013		(1)	1,830,920
	Greenpoint Home Equity Loan Trust	0.79%,$10,395 par, due 8/15/2030		(1)	6,393
	Greenwich Capital Commercial Funding Corp	4.11%,$3,500,000 par, due 7/5/2035		(1)	3,481,415
	Gryphon Funding Corp	8.00%,$4,626,308 par, due 8/31/2010		(1)	1,784,830
	HFC Home Equity Loan Asset Backed Certificates	0.49%,$170,432 par, due 1/20/2035		(1)	147,344
	Harborview Mortgage Loan Trust	0.57%,$107,835 par, due 6/20/2035		(1)	72,732
	Hewlett-Packard Co	6.13%,$1,750,000 par, due 3/1/2014		(1)	1,955,433
	Honda Auto Receivables Owner Trust	4.47%,$4,323,848 par, due 1/18/2012		(1)	4,403,321
	Honeywell International Inc	3.88%,$1,500,000 par, due 2/15/2014		(1)	1,562,730
	City & County of Honolulu HI	4.61%,$1,0,000 par, due 4/1/2014		(1)	1,061,620
	Household Credit Card Master Note Trust I	0.78%,$4,0,000 par, due 7/15/2013		(1)	3,984,400
	Indymac Index Mortgage Loan Trust	0.44%,$328,156 par, due 5/25/2046		(1)	169,322
	Inter-American Development Bank	3.00%,$1,750,000 par, due 4/22/2014		(1)	1,772,225
	International Business Machines Corp	6.50%,$2,0,000 par, due 10/15/2013		(1)	2,285,520
	Irvine Ranch Water District/CA	8.18%,$2,750,000 par, due 3/15/2014		(1)	3,027,668
	JPMorgan Chase & Co	4.65%,$2,500,000 par, due 6/1/2014		(1)	2,633,600
	JP Morgan Chase Commercial Mortgage Securities Corp	4.82%,$1,150,000 par, due 10/15/2042		(1)	1,169,838
	JP Morgan Chase Commercial Mtg Sec Corp	5.18%,$775,000 par, due 12/15/2044		(1)	767,227
	JP Morgan Alternative Loan Trust	0.29%,$361,728 par, due 3/25/2037		(1)	291,473
	Japan Bank for International Cooperation/Japan	2.13%,$2,700,000 par, due 11/5/2012		(1)	2,687,877
	Jefferies & Co Inc	2.51%,$1,332,040 par, due 9/26/2046		(1)	923,670
	Jefferies & Co Inc	2.51%,$266,195 par, due 9/26/2046		(1)	35,271
	Jefferies & Co Inc	3.25%,$3,818,950 par, due 4/26/2047		(1)	2,055,676
	Jefferies & Co Inc	3.25%,$712,081 par, due 4/26/2047		(1)	73,908
	Jefferies & Co Inc	6.00%,$4,617,521 par, due 10/26/2036		(1)	4,213,950
	Jefferies & Co Inc	6.00%,$295,115 par, due 10/26/2036		(1)	106,241
	LB-UBS Commercial Mortgage Trust	6.13%,$4,0,000 par, due 12/15/2030		(1)	4,203,160
	LB-UBS Commercial Mortgage Trust	4.39%,$5,0,000 par, due 3/15/2032		(1)	5,025,450
	LB-UBS Commercial Mortgage Trust	5.10%,$4,400,000 par, due 11/15/2030		(1)	4,424,772
#	Lehman Brothers Holdings Inc	0.00%,$ $1 par, due 10/22/2008 ,		(1)	0
#	Lehman Brothers Holdings Inc	0.02%,$ $1 par, due 4/3/2009 ,		(1)	0
#	Lehman Brothers Holdings Inc	0.00%,$ $1 par, due 11/16/2009 ,		(1)	0
#	Lehman XS Trust	0.55%,$177,155 par, due 5/25/2037		(1)	0
	Liberty Lighthouse US Capital Co LLC	0.27%,$ $414 par, due 2/26/2010 ,		(1)	404
	Liberty Lighthouse US Capital Co LLC	0.24%,$ $32 par, due 3/16/2010 ,		(1)	31
	Eli Lilly & Co	3.55%,$1,325,000 par, due 3/6/2012		(1)	1,378,914
	MSDWCC Heloc Trust	0.33%,$351,368 par, due 12/25/2031		(1)	148,453
	MSDWCC Heloc Trust	0.77%,$329,582 par, due 11/25/2015		(1)	213,170
	MSDWCC Heloc Trust	0.49%,$369,227 par, due 4/25/2016		(1)	237,406
	Medtronic Inc	4.50%,$2,0,000 par, due 3/15/2014		(1)	2,118,080
	MLCC Mortgage Investors Inc	0.57%,$680,249 par, due 4/25/2028		(1)	539,328
	MLCC Mortgage Investors Inc	0.46%,$38,668 par, due 4/25/2029		(1)	31,633
	Merrill Lynch Mortgage Trust	5.23%,$2,550,000 par, due 11/12/2037		(1)	2,598,374
	MetLife Inc	6.75%,$2,0,000 par, due 6/1/2016		(1)	2,239,680
	Metrix Securities PLC	0.43%,$521,206 par, due 11/20/2018		(1)	475,682
	Metropolitan Life Global Funding I	2.88%,$1,0,000 par, due 9/17/2012		(1)	1,007,850
	MidAmerican Energy Co	4.65%,$1,250,000 par, due 10/1/2014		(1)	1,318,150
	SABMiller plc	5.50%,$1,500,000 par, due 8/15/2013		(1)	1,597,110
	State of Mississippi	5.25%,$1,435,000 par, due 10/1/2011		(1)	1,517,871
	Morgan Stanley	0.32%,$ $330 par, due 1/15/2010 ,		(1)	330
	Morgan Stanley	0.37%,$ $342 par, due 1/15/2010 ,		(1)	342
	Morgan Stanley	6.00%,$1,0,000 par, due 5/13/2014		(1)	1,075,200
	Morgan Stanley	4.20%,$1,750,000 par, due 11/20/2014		(1)	1,751,225
	UK Gov Gtd - Nationwide Building Society	2.50%,$4,925,000 par, due 8/17/2012		(1)	4,961,642
	FDIC Gtd - New York Community Bank	3.00%,$3,100,000 par, due 12/16/2011		(1)	3,183,731
	PRE-RE - New York City Housing Development Corp	5.75%,$1,250,000 par, due 11/1/2024		(1)	1,373,013
	New York State Urban Development Corp/NY	6.45%,$2,500,000 par, due 3/15/2018		(1)	2,711,175

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Nordic Investment Bank	3.63%,$4,500,000 par, due 6/17/2013		(1)	4,689,630
Novartis Capital Corp	4.13%,$2,0,000 par, due 2/10/2014		(1)	2,102,360
County of Oakland MI	6.00%,$2,400,000 par, due 4/1/2012		(1)	2,606,208
Province of Ontario Canada	4.10%,$2,500,000 par, due 6/16/2014		(1)	2,609,025
Overseas Private Investment Corp	2.29%,$1,900,000 par, due 12/9/2011		(1)	2,110,463
Overseas Private Investment Corp	2.29%,$1,650,000 par, due 12/9/2011		(1)	1,832,771
Peco Energy Co	5.00%,$2,0,000 par, due 10/1/2014		(1)	2,148,480
PacifiCorp	5.45%,$1,500,000 par, due 9/15/2013		(1)	1,633,320
Pennsylvania Higher Education Assistance Agy	1.18%,$5,500,000 par, due 10/1/2042		(1)	4,675,000
PepsiAmericas Inc	5.75%,$1,0,000 par, due 7/31/2012		(1)	1,087,410
Pfizer Inc	4.45%,$1,750,000 par, due 3/15/2012		(1)	1,850,888
Harvard University	5.00%,$3,500,000 par, due 1/15/2014		(1)	3,759,385
Procter & Gamble Co/The	4.60%,$2,0,000 par, due 1/15/2014		(1)	2,129,560
Rabobank Nederland NV	4.20%,$1,500,000 par, due 5/13/2014		(1)	1,552,230
Residential Accredit Loans Inc	0.38%,$408,251 par, due 2/25/2047		(1)	176,058
Town of Ramapo NY	5.50%,$1,260,000 par, due 9/1/2021		(1)	1,246,027
Residential Funding Mortgage Securities II Inc	0.46%,$1,779 par, due 2/25/2027		(1)	1,447
Residential Asset Securities Corp	6.35%,$903,605 par, due 3/25/2032		(1)	629,993
Residential Asset Securities Corp	6.78%,$1,651,043 par, due 4/25/2032		(1)	893,396
State of Rhode Island	6.21%,$910,000 par, due 2/1/2016		(1)	991,309
State of Rhode Island	6.46%,$1,75,000 par, due 2/1/2017		(1)	1,178,845
State of Rhode Island	6.66%,$590,000 par, due 2/1/2018		(1)	649,419
Roche Holdings Inc	5.00%,$1,500,000 par, due 3/1/2014		(1)	1,604,760
UK Gov Gtd - Royal Bank of Scotland PLC	2.63%,$1,390,000 par, due 5/11/2012		(1)	1,409,905
SLM Corp	0.27%,$2,169,414 par, due 3/15/2010		(1)	2,158,415
SLM Student Loan Trust	0.30%,$3,282,203 par, due 9/15/2020		(1)	3,164,634
SLM Student Loan Trust	0.61%,$6,500,000 par, due 1/25/2021		(1)	6,432,855
SLC Student Loan Trust	0.70%,$4,405,000 par, due 6/15/2017		(1)	4,393,591
Sequoia Mortgage Trust	0.93%,$42,974 par, due 9/20/2032		(1)	38,926
Shell International Finance BV	4.00%,$2,0,000 par, due 3/21/2014		(1)	2,087,060
Small Business Administration Participation Certifications	4.76%,$10,354,046 par, due 9/1/2025		(1)	10,603,578
Small Business Administration Participation Certifications	5.51%,$4,327,831 par, due 11/1/2027		(1)	4,542,059
Small Business Administration Participation Certifications	5.29%,$5,810,605 par, due 12/1/2027		(1)	6,001,774
Small Business Administration Participation Certifications	5.63%,$7,488,286 par, due 10/1/2028		(1)	8,101,427
Small Business Administration Participation Certifications	6.77%,$6,619,977 par, due 11/1/2028		(1)	7,232,987
Small Business Administration Participation Certifications	5.72%,$2,951,736 par, due 1/1/2029		(1)	3,110,244
Small Business Administration Participation Certifications	6.34%,$249,682 par, due 8/10/2011		(1)	260,619
Small Business Administration Participation Certifications	5.89%,$852,624 par, due 9/10/2011		(1)	893,721
Small Business Administration Participation Certifications	6.03%,$1,26,897 par, due 2/10/2012		(1)	1,076,702
Small Business Administration Participation Certifications	5.20%,$718,030 par, due 8/10/2012		(1)	747,541
Small Business Administration Participation Certifications	4.63%,$1,946,738 par, due 3/10/2013		(1)	2,021,688
Small Business Administration Participation Certifications	4.50%,$1,486,808 par, due 2/10/2014		(1)	1,540,184
Small Business Administration Participation Certifications	4.75%,$4,751,714 par, due 8/10/2014		(1)	4,929,428
Small Business Administration Participation Certifications	4.64%,$10,961,997 par, due 2/10/2015		(1)	11,362,110
Small Business Administration Participation Certifications	5.68%,$3,898,326 par, due 8/10/2016		(1)	4,133,784
Small Business Administration Participation Certifications	5.46%,$12,329,586 par, due 2/10/2017		(1)	13,061,963
Small Business Administration Participation Certifications	5.79%,$13,242,045 par, due 8/10/2017		(1)	14,089,536
Small Business Administration Participation Certifications	5.90%,$8,111,106 par, due 2/10/2018		(1)	8,576,683
Societe Financement de l’Economie Francaise	3.38%,$2,670,000 par, due 5/5/2014		(1)	2,721,958
Stanford University	4.25%,$2,300,000 par, due 5/1/2016		(1)	2,365,366
Stanley Works/The	6.15%,$2,0,000 par, due 10/1/2013		(1)	2,200,800
Structured Adjustable Rate Mortgage Loan Trust	0.53%,$128,232 par, due 10/25/2035		(1)	79,203
Triad Auto Receivables Owner Trust	4.88%,$3,485,108 par, due 4/12/2013		(1)	3,575,128
Turquoise Card Backed Securities PLC	0.27%,$4,0,000 par, due 6/15/2012		(1)	3,979,040
US Education Loan Trust LLC	0.61%,$6,223,947 par, due 9/1/2019		(1)	6,217,786
Unilever Capital Corp	3.65%,$1,800,000 par, due 2/15/2014		(1)	1,853,802
United States Treasury Inflation Indexed Bonds	1.88%,$1,0,000 par, due 7/15/2019		(1)	1,050,892
University of Notre Dame	4.14%,$2,250,000 par, due 9/1/2013		(1)	2,351,543
Verizon Global Funding Corp	6.88%,$2,0,000 par, due 6/15/2012		(1)	2,214,240
Cellco Partnership / Verizon Wireless Capital LLC	7.38%,$1,250,000 par, due 11/15/2013		(1)	1,435,838
Victoria Fin	400.00%,$50,258 par, due 8/31/2009		(1)	2,065,632
WaMu Mortgage Pass Through Certificates	0.46%,$74,085 par, due 4/25/2045		(1)	54,498
Wachovia Asset Securitization Inc	0.60%,$961,995 par, due 9/27/2032		(1)	569,588
Wachovia Asset Securitization Inc	0.66%,$19,143 par, due 12/25/2032		(1)	12,411
Wachovia Bank Commercial Mortgage Trust	4.98%,$3,0,000 par, due 11/15/2034		(1)	3,081,330
Wachovia Bank Commercial Mortgage Trust	3.99%,$1,525,000 par, due 6/15/2035		(1)	1,480,302
Wachovia Asset Securitization Inc	0.37%,$444,427 par, due 7/25/2037		(1)	170,383
Wachovia Asset Securitization Inc	0.36%,$917,260 par, due 7/25/2037		(1)	335,481
Wal-Mart Stores Inc	3.20%,$1,500,000 par, due 5/15/2014		(1)	1,527,525
Washington Mutual Alternative Mtg Pass-Through Certs	0.42%,$98,728 par, due 7/25/2046		(1)	48,273
White Bear Lake Independent School District No 624/MN	5.25%,$1,810,000 par, due 2/1/2015		(1)	1,965,588
William Street Funding Corp	0.47%,$416,965 par, due 6/23/2012		(1)	387,819
Wisconsin Electric Power Co	6.25%,$1,500,000 par, due 12/1/2015		(1)	1,714,515
Yale University	2.90%,$2,500,000 par, due 10/15/2014		(1)	2,490,750
Nordic Investment Bank	3.50%,$1,250,000 par, due 9/11/2013		(1)	1,290,299
Wells Fargo Short-term Investment Fund	0.25%,$5,228,364 par		(1)	5,228,364

				807,779,214

	Accrued income receivable			4,967,241
	Deposits with brokers for futures transactions			378,435
	Variation margin payable			(64,488)
	Receivable for investment payments due			421,053
	Payable for investment securities purchased on a forward commitment basis			(1,071,258)
	Receivables for investment securities sold			6,916,000
	Payables for investment securities purchased			(6,951,000)

	Total securities			812,375,197

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Allstate Financial Global Funding	6.50%,$750,000 par, due 6/14/2011		(1)	793,200
American Association of Retired Persons	7.50%,$970,000 par, due 5/1/2031		(1)	1,008,528
Associated Banc-Corp	6.75%,$800,000 par, due 8/15/2011		(1)	793,224
AT&T Inc	4.85%,$1,0,000 par, due 2/15/2014		(1)	1,063,290
Atlantic City Electric Co	7.75%,$1,250,000 par, due 11/15/2018		(1)	1,484,313
BAE Systems Holdings Inc	6.40%,$650,000 par, due 12/15/2011		(1)	690,333
Banc of America Commercial Mortgage Inc	5.12%,$2,0,000 par, due 7/11/2043		(1)	2,070,400
Banc of America Commercial Mortgage Inc	5.18%,$2,0,000 par, due 9/10/2047		(1)	2,028,640
Banc of America Commercial Mortgage Inc	5.18%,$400,000 par, due 9/10/2047		(1)	392,832
Bank of America Corp	5.42%,$1,0,000 par, due 3/15/2017		(1)	987,100
Bank of America NA	5.30%,$800,000 par, due 3/15/2017		(1)	784,072
Bank of New York Mellon Corp/The	5.13%,$450,000 par, due 8/27/2013		(1)	485,789
Bank One Corp	7.88%,$790,000 par, due 8/1/2010		(1)	823,646
BB&T Corp	6.50%,$400,000 par, due 8/1/2011		(1)	424,840
Berkshire Hathaway Finance Corp	5.40%,$400,000 par, due 5/15/2018		(1)	417,916
BHP Billiton Finance USA Ltd	5.40%,$450,000 par, due 3/29/2017		(1)	482,121
BJ Services Co	6.00%,$770,000 par, due 6/1/2018		(1)	831,030
Blue Cross & Blue Shield of Florida	8.25%,$600,000 par, due 11/15/2011		(1)	653,112
Boston Scientific Corp	6.00%,$225,000 par, due 6/15/2011		(1)	235,125
Bottling Group LLC	5.13%,$750,000 par, due 1/15/2019		(1)	779,370
Burlington Northern Santa Fe Corp	5.75%,$750,000 par, due 3/15/2018		(1)	796,688
Canadian National Railway Co	5.85%,$400,000 par, due 11/15/2017		(1)	434,200
Cargill Inc	5.20%,$550,000 par, due 1/22/2013		(1)	583,187
Cargill Inc	6.38%,$400,000 par, due 6/1/2012		(1)	435,748
Carolina Power & Light Co	5.30%,$500,000 par, due 1/15/2019		(1)	522,115
CBS Corp	7.70%,$400,000 par, due 7/30/2010		(1)	412,172
Cellco Partnership / Verizon Wireless Capital LLC	8.50%,$500,000 par, due 11/15/2018		(1)	620,190
Charles Schwab Corp/The	6.38%,$950,000 par, due 9/1/2017		(1)	1,028,708
Chase Capital VI	0.91%,$400,000 par, due 8/1/2028		(1)	285,020
Chase Funding Mortgage Loan Asset-Backed Certificates	6.59%,$489,308 par, due 2/25/2032		(1)	456,441
Chevron Corp	3.95%,$925,000 par, due 3/3/2014		(1)	965,719
Citibank Credit Card Issuance Trust	5.65%,$1,250,000 par, due 9/20/2019		(1)	1,353,975
Citigroup Inc	6.00%,$475,000 par, due 8/15/2017		(1)	474,820
Citigroup Inc	6.13%,$450,000 par, due 11/21/2017		(1)	453,591
Citigroup Inc	6.50%,$260,000 par, due 1/18/2011		(1)	271,887
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.22%,$400,000 par, due 7/15/2044		(1)	399,316
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.28%,$1,0,000 par, due 12/11/2049		(1)	958,690
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.36%,$1,250,000 par, due 1/15/2046		(1)	1,194,838
City National Bank/Beverly Hills CA	6.75%,$650,000 par, due 9/1/2011		(1)	671,346
City of Chicago IL	5.44%,$500,000 par, due 1/1/2024		(1)	494,695
City of Chicago IL	6.05%,$1,500,000 par, due 1/1/2029		(1)	1,551,255
City of El Paso TX	3.61%,$1,350,000 par, due 8/15/2014		(1)	1,375,907
City of La Crosse WI	5.50%,$1,100,000 par, due 12/1/2013		(1)	1,101,892
City of Minneapolis MN	5.80%,$800,000 par, due 2/1/2018		(1)	809,320
City of Trenton NJ	4.90%,$845,000 par, due 4/1/2015		(1)	865,610
Comcast Corp	6.30%,$600,000 par, due 11/15/2017		(1)	656,532
Compass Bank	6.40%,$900,000 par, due 10/1/2017		(1)	910,656
ConAgra Foods Inc	7.88%,$333,000 par, due 9/15/2010		(1)	348,594
Connecticut Light & Power Co/The	5.38%,$1,0,000 par, due 3/1/2017		(1)	1,040,970
ConocoPhillips Canada Funding Co	5.63%,$900,000 par, due 10/15/2016		(1)	976,320
Conseco Financial Corp	6.86%,$138,094 par, due 7/15/2029		(1)	136,310
Corn Products International Inc	6.00%,$405,000 par, due 4/15/2017		(1)	408,900
Countrywide Asset-Backed Certificates	0.57%,$162,621 par, due 6/25/2033		(1)	123,307
Countrywide Asset-Backed Certificates	0.61%,$89,494 par, due 12/25/2034		(1)	79,215
Countrywide Asset-Backed Certificates	5.69%,$971,877 par, due 11/25/2035		(1)	318,747
Countrywide Home Equity Loan Trust	0.60%,$114,691 par, due 12/15/2028		(1)	85,887
Countrywide Home Loan Mortgage Pass Through Trust	0.54%,$452,912 par, due 3/25/2035		(1)	242,462
Countrywide Home Loan Mortgage Pass Through Trust	0.56%,$714,311 par, due 2/25/2035		(1)	380,342
Countrywide Home Loan Mortgage Pass Through Trust	0.58%,$562,803 par, due 2/25/2035		(1)	319,863
Countrywide Home Loan Mtg Pass Through Trust	0.65%,$565,883 par, due 7/25/2036		(1)	426,534
County of Clark NV	4.20%,$730,000 par, due 6/1/2013		(1)	738,986
County of Milwaukee WI	5.83%,$1,545,000 par, due 12/1/2019		(1)	1,666,792
Credit Suisse First Boston Mortgage Securities Corp	2.96%,$340,713 par, due 6/25/2034		(1)	292,301
Credit Suisse First Boston Mortgage Securities Corp	4.82%,$750,000 par, due 2/15/2038		(1)	760,755
Credit Suisse First Boston Mortgage Securities Corp	5.14%,$2,150,000 par, due 8/15/2036		(1)	2,189,152
Credit Suisse Mortgage Capital Certificates	5.34%,$750,000 par, due 2/15/2040		(1)	706,905
Credit Suisse Mortgage Capital Certificates	5.55%,$1,595,000 par, due 2/15/2039		(1)	1,571,139
Credit Suisse USA Inc	5.25%,$300,000 par, due 3/2/2011		(1)	314,289
Credit Suisse USA Inc	6.13%,$500,000 par, due 11/15/2011		(1)	539,190
CRH America Inc	8.13%,$750,000 par, due 7/15/2018		(1)	874,755
Crown Castle Towers LLC	4.64%,$690,000 par, due 6/15/2035		(1)	696,900
Dallas County Hospital District	4.35%,$1,450,000 par, due 8/15/2018		(1)	1,397,148
Dartmouth College	4.75%,$1,0,000 par, due 6/1/2019		(1)	1,012,830
DCP Midstream LLC	7.88%,$400,000 par, due 8/16/2010		(1)	415,848
DCP Midstream LLC	9.70%,$750,000 par, due 12/1/2013		(1)	885,375
Developers Diversified Realty Corp	5.25%,$275,000 par, due 4/15/2011		(1)	271,873
Devon Energy Corp	6.30%,$1,0,000 par, due 1/15/2019		(1)	1,113,460
Diageo Capital PLC	5.75%,$350,000 par, due 10/23/2017		(1)	376,663
Diageo Capital PLC	7.38%,$750,000 par, due 1/15/2014		(1)	867,608
Duke Energy Carolinas LLC	7.00%,$1,250,000 par, due 11/15/2018		(1)	1,456,950
Duke Realty LP	6.50%,$500,000 par, due 1/15/2018		(1)	473,540
Duke University	5.15%,$500,000 par, due 4/1/2019		(1)	521,235
Duke University	5.85%,$775,000 par, due 4/1/2037		(1)	781,208
Entergy Gulf States Louisiana LLC	6.00%,$750,000 par, due 5/1/2018		(1)	785,393
EQT Corp	8.13%,$650,000 par, due 6/1/2019		(1)	750,991

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
WI Housing & Economic Dev Authority/WI	5.73%,$855,000 par, due 9/1/2037		(1)	862,567
European Investment Bank	4.63%,$1,250,000 par, due 10/20/2015		(1)	1,338,413
Fannie Mae Grantor Trust	6.00%,$582,880 par, due 2/25/2044		(1)	617,305
Fannie Mae Grantor Trust	7.00%,$289,214 par, due 12/25/2041		(1)	321,253
Fannie Mae Grantor Trust	7.50%,$702,327 par, due 5/25/2042		(1)	791,874
Fannie Mae Pool	2.03%,$48,377 par, due 6/1/2040		(1)	48,240
Fannie Mae Pool	2.24%,$380,088 par, due 5/1/2034		(1)	386,690
Fannie Mae Pool	2.52%,$429,634 par, due 11/1/2041		(1)	427,151
Fannie Mae Pool	2.59%,$641,989 par, due 3/1/2034		(1)	658,995
Fannie Mae Pool	2.70%,$1,432,308 par, due 6/1/2034		(1)	1,459,650
Fannie Mae Pool	2.83%,$267,681 par, due 8/1/2033		(1)	274,806
Fannie Mae Pool	4.00%,$1,194,511 par, due 7/1/2018		(1)	1,224,875
Fannie Mae Pool	4.10%,$3,311,826 par, due 5/1/2036		(1)	3,419,792
Fannie Mae Pool	4.50%,$4,70,997 par, due 1/1/2019		(1)	4,243,200
Fannie Mae Pool	4.55%,$409,947 par, due 11/1/2035		(1)	426,828
Fannie Mae Pool	5.00%,$1,123,628 par, due 12/1/2019		(1)	1,182,405
Fannie Mae Pool	5.00%,$1,450,966 par, due 3/1/2034		(1)	1,495,032
Fannie Mae Pool	5.00%,$1,553,849 par, due 3/1/2020		(1)	1,633,188
Fannie Mae Pool	5.00%,$1,574,364 par, due 9/1/2034		(1)	1,620,697
Fannie Mae Pool	5.00%,$198,409 par, due 3/1/2020		(1)	208,540
Fannie Mae Pool	5.00%,$5,330,927 par, due 3/1/2034		(1)	5,492,828
Fannie Mae Pool	5.00%,$5,596,363 par, due 4/1/2034		(1)	5,766,324
Fannie Mae Pool	5.00%,$572,717 par, due 4/1/2020		(1)	601,960
Fannie Mae Pool	5.16%,$2,816,573 par, due 5/1/2019		(1)	2,924,730
Fannie Mae Pool	5.46%,$1,702,685 par, due 2/1/2012		(1)	1,802,275
Fannie Mae Pool	5.50%,$1,360,308 par, due 1/1/2034		(1)	1,429,738
Fannie Mae Pool	5.50%,$1,780,059 par, due 2/1/2035		(1)	1,870,914
Fannie Mae Pool	5.50%,$1,876,883 par, due 7/1/2035		(1)	1,972,679
Fannie Mae Pool	5.50%,$2,709,526 par, due 12/1/2033		(1)	2,847,820
Fannie Mae Pool	5.50%,$372,550 par, due 4/1/2018		(1)	396,695
Fannie Mae Pool	5.50%,$4,190,716 par, due 5/1/2034		(1)	4,404,610
Fannie Mae Pool	5.50%,$584,939 par, due 8/1/2019		(1)	623,580
Fannie Mae Pool	5.50%,$621,390 par, due 4/1/2034		(1)	653,106
Fannie Mae Pool	5.50%,$7,845,361 par, due 2/1/2039		(1)	8,220,055
Fannie Mae Pool	5.50%,$741,505 par, due 12/1/2033		(1)	779,351
Fannie Mae Pool	5.68%,$1,500,000 par, due 10/1/2014		(1)	1,627,500
Fannie Mae Pool	5.77%,$2,171,232 par, due 7/1/2012		(1)	2,288,696
Fannie Mae Pool	5.83%,$972,959 par, due 6/1/2037		(1)	979,345
Fannie Mae Pool	6.15%,$1,38,951 par, due 11/1/2016		(1)	1,138,701
Fannie Mae Pool	6.50%,$2,975,000 par, due 1/1/2034		(1)	3,186,047
Fannie Mae Pool	6.52%,$1,887,947 par, due 9/1/2016		(1)	2,093,852
Fannie Mae REMICS	4.00%,$2,0,000 par, due 4/25/2019		(1)	2,022,680
Fannie Mae REMICS	4.50%,$5,869,000 par, due 10/25/2020		(1)	6,125,769
Fannie Mae REMICS	4.50%,$575,207 par, due 9/25/2018		(1)	596,867
Fannie Mae REMICS	5.00%,$2,332,055 par, due 10/25/2018		(1)	2,464,691
Fannie Mae REMICS	6.50%,$152,342 par, due 11/25/2042		(1)	164,917
Fannie Mae Whole Loan	6.25%,$661,804 par, due 5/25/2042		(1)	716,429
Fannie Mae Whole Loan	6.50%,$623,856 par, due 7/25/2044		(1)	675,349
Fannie Mae Whole Loan	7.50%,$155,526 par, due 8/25/2042		(1)	173,023
Fannie Mae Whole Loan	7.50%,$411,931 par, due 6/25/2044		(1)	464,452
Fannie Mae Whole Loan	7.50%,$676,864 par, due 10/25/2042		(1)	763,165
Fannie Mae	3.40%,$3,200,000 par, due 12/1/2039		(1)	3,258,880
Fannie Mae-Aces	5.26%,$1,0,000 par, due 5/25/2020		(1)	1,048,980
Fannie Mae-Aces	6.30%,$1,450,024 par, due 4/25/2019		(1)	1,564,721
Federal Express Corp 1997 Pass Through Trust	7.52%,$187,958 par, due 1/15/2018		(1)	197,510
Federal Home Loan Banks	3.63%,$5,0,000 par, due 10/18/2013		(1)	5,237,500
Federal Home Loan Mortgage Corp	4.88%,$4,0,000 par, due 6/13/2018		(1)	4,278,760
FHA Insured HECM Loans	5.57%,$3,250,000 par, due 12/15/2039		(1)	3,435,575
FHLMC Multifamily Structured Pass Through Certs	5.59%,$734,678 par, due 1/25/2012		(1)	771,823
FHLMC Structured Pass Through Securities	7.00%,$619,773 par, due 2/25/2043		(1)	684,658
FHLMC Structured Pass Through Securities	7.99%,$82,103 par, due 9/25/2029		(1)	81,887
First Horizon Asset Back Trust	0.39%,$550,710 par, due 10/25/2034		(1)	237,967
First Horizon Asset Back Trust	0.52%,$194,062 par, due 10/25/2034		(1)	80,592
First Massachusetts Bank NA	7.63%,$550,000 par, due 6/15/2011		(1)	553,597
Florida Power Corp	5.65%,$585,000 par, due 6/15/2018		(1)	627,851
Fort Hood Family Housing Trust No 1	6.42%,$520,000 par, due 10/15/2014		(1)	552,921
Fort Sam Houston Family Housing LP	5.63%,$1,0,000 par, due 3/15/2035		(1)	785,490
Freddie Mac Gold Pool	5.50%,$495,494 par, due 10/1/2033		(1)	521,404
Freddie Mac Gold Pool	5.50%,$544,550 par, due 12/1/2018		(1)	580,529
Freddie Mac Gold Pool	6.00%,$1,132,621 par, due 8/1/2037		(1)	1,203,058
Freddie Mac Gold Pool	6.00%,$2,859,656 par, due 9/1/2038		(1)	3,035,096
Freddie Mac Gold Pool	6.00%,$225,263 par, due 6/1/2017		(1)	243,336
Freddie Mac Gold Pool	6.00%,$3,286,479 par, due 8/1/2038		(1)	3,488,104
Freddie Mac Gold Pool	6.00%,$3,438,728 par, due 8/1/2038		(1)	3,649,694
Freddie Mac Gold Pool	6.00%,$6,300,000 par, due 1/1/2039		(1)	6,679,953
Freddie Mac Non Gold Pool	2.63%,$1,348,634 par, due 10/1/2024		(1)	1,332,747
Freddie Mac Non Gold Pool	5.02%,$343,907 par, due 7/1/2034		(1)	359,111
Freddie Mac Non Gold Pool	5.65%,$1,376,869 par, due 4/1/2037		(1)	1,459,082
Freddie Mac REMICS	4.50%,$6,803,000 par, due 3/15/2022		(1)	6,963,619
Freddie Mac REMICS	5.50%,$2,32,312 par, due 9/15/2017		(1)	2,162,665
Freddie Mac REMICS	5.50%,$2,933,982 par, due 11/15/2033		(1)	3,127,443
Freddie Mac REMICS	6.00%,$291,391 par, due 10/15/2021		(1)	306,152
Freddie Mac REMICS	6.50%,$1,171,311 par, due 2/15/2024		(1)	1,260,987
GE Capital Commercial Mortgage Corp	4.94%,$1,0,000 par, due 7/10/2045		(1)	1,014,690
GE Capital Commercial Mortgage Corp	5.34%,$1,500,000 par, due 3/10/2044		(1)	1,430,775

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	General Electric Capital Corp	0.66%,$450,000 par, due 5/5/2026		(1)	379,782
	General Electric Co	5.00%,$615,000 par, due 2/1/2013		(1)	650,645
	General Electric Co	5.25%,$400,000 par, due 12/6/2017		(1)	408,744
	General Mills Inc	5.65%,$750,000 par, due 2/15/2019		(1)	795,413
	General Mills Inc	6.00%,$1,0,000 par, due 2/15/2012		(1)	1,079,680
	George Washington University	5.09%,$500,000 par, due 9/15/2032		(1)	522,935
	German Gov Gtd - Kreditanstalt fuer Wiederaufbau	3.50%,$1,300,000 par, due 3/10/2014		(1)	1,335,971
	Ginnie Mae I pool	7.00%,$34,172 par, due 6/15/2042		(1)	36,831
	Ginnie Mae I pool	7.72%,$1,002 par, due 12/15/2041		(1)	1,081
	Ginnie Mae II pool	1.81%,$1,468,283 par, due 6/20/2058		(1)	1,417,811
	Ginnie Mae II pool	5.46%,$2,51,731 par, due 5/20/2059		(1)	2,167,141
	Ginnie Mae II pool	5.46%,$3,26,248 par, due 3/20/2018		(1)	3,181,343
	Ginnie Mae II pool	5.47%,$3,901,748 par, due 8/20/2059		(1)	4,122,977
	Ginnie Mae II pool	5.60%,$3,883,770 par, due 5/20/2018		(1)	4,099,925
	Ginnie Mae II pool	5.63%,$2,546,371 par, due 5/20/2018		(1)	2,699,517
	Ginnie Mae II pool	5.63%,$5,451,271 par, due 2/20/2059		(1)	5,788,950
	GlaxoSmithKline Capital Inc	5.65%,$1,200,000 par, due 5/15/2018		(1)	1,294,308
	GMAC Mortgage Corp Loan Trust	0.44%,$459,650 par, due 11/25/2036		(1)	173,876
	GMAC Mortgage Corp Loan Trust	0.45%,$150,909 par, due 8/25/2035		(1)	58,132
	Goldman Sachs Group Inc/The	6.88%,$1,0,000 par, due 1/15/2011		(1)	1,060,430
	Government National Mortgage Association	7.00%,$2,53,064 par, due 8/16/2042		(1)	2,277,032
	Great River Energy	5.83%,$643,448 par, due 7/1/2017		(1)	700,155
	Greenpoint Home Equity Loan Trust	0.79%,$96,805 par, due 8/15/2030		(1)	59,533
	Greenwich Capital Commercial Funding Corp	4.95%,$2,0,000 par, due 1/11/2035		(1)	2,054,680
	GSAMP Trust	0.58%,$589,154 par, due 1/25/2045		(1)	388,842
	GSMPS Mortgage Loan Trust	0.58%,$253,144 par, due 3/25/2035		(1)	204,743
	GSMPS Mortgage Loan Trust	0.63%,$1,606,368 par, due 6/25/2034		(1)	1,285,094
	Gulf Power Co	5.30%,$250,000 par, due 12/1/2016		(1)	260,343
	Hartford Financial Services Group Inc	6.00%,$715,000 par, due 1/15/2019		(1)	696,253
	Harvard University	5.63%,$1,0,000 par, due 10/1/2038		(1)	999,190
	HFC Home Equity Loan Asset Backed Certificates	0.46%,$361,000 par, due 3/20/2036		(1)	226,660
	HFC Home Equity Loan Asset Backed Certificates	1.38%,$550,000 par, due 11/20/2036		(1)	386,012
	Indiana Bond Bank	4.17%,$1,410,000 par, due 7/15/2010		(1)	1,434,703
	Indiana Housing & Community Development Authority	5.69%,$945,000 par, due 7/1/2037		(1)	953,647
	Iowa Finance Authority	5.75%,$590,000 par, due 7/1/2037		(1)	595,227
	Jefferies & Co Inc	0.64%,$413,056 par, due 2/26/2047		(1)	224,507
	Jefferies & Co Inc	0.64%,$82,932 par, due 2/26/2047		(1)	8,608
	Jefferies & Co Inc	0.69%,$102,114 par, due 5/26/2037		(1)	10,373
	Jefferies & Co Inc	0.69%,$453,976 par, due 5/26/2037		(1)	245,428
	Jefferies & Co Inc	0.73%,$331,371 par, due 7/26/2047		(1)	202,863
	Jefferies & Co Inc	0.73%,$75,402 par, due 7/26/2047		(1)	8,659
	Jefferies & Co Inc	0.82%,$325,383 par, due 11/25/2036		(1)	216,506
	Jefferies & Co Inc	0.82%,$78,591 par, due 11/25/2036		(1)	9,719
	Jefferies & Co Inc	0.84%,$26,530 par, due 8/26/2046		(1)	1,005
	Jefferies & Co Inc	0.84%,$415,801 par, due 8/26/2046		(1)	327,485
	Jefferies & Co Inc	1.96%,$121,168 par, due 2/26/2046		(1)	12,844
	Jefferies & Co Inc	1.96%,$633,200 par, due 2/26/2046		(1)	349,253
	Jefferies & Co Inc	2.28%,$101,029 par, due 5/26/2047		(1)	12,271
	Jefferies & Co Inc	2.28%,$530,948 par, due 5/26/2047		(1)	335,317
	Jefferies & Co Inc	2.50%,$118,988 par, due 6/26/2046		(1)	10,511
	Jefferies & Co Inc	2.50%,$591,620 par, due 6/26/2046		(1)	273,732
	Jefferies & Co Inc	2.51%,$333,010 par, due 9/26/2046		(1)	230,917
	Jefferies & Co Inc	2.51%,$66,549 par, due 9/26/2046		(1)	8,818
	Jefferies & Co Inc	3.25%,$353,607 par, due 4/26/2047		(1)	190,340
	Jefferies & Co Inc	3.25%,$65,933 par, due 4/26/2047		(1)	6,843
	Jefferies & Co Inc	5.15%,$137,425 par, due 6/26/2037		(1)	13,602
	Jefferies & Co Inc	5.15%,$651,294 par, due 6/26/2037		(1)	339,913
	Jefferies & Co Inc	6.00%,$1,15,785 par, due 10/26/2036		(1)	873,575
	Jefferies & Co Inc	6.00%,$60,606 par, due 10/26/2036		(1)	21,818
	John Hancock Global Funding II	5.25%,$475,000 par, due 2/25/2015		(1)	499,491
	John Hancock Global Funding II	7.90%,$500,000 par, due 7/2/2010		(1)	515,750
	Johns Hopkins University	5.25%,$850,000 par, due 7/1/2019		(1)	884,128
	JP Morgan Chase Commercial Mtg Securities Corp	5.87%,$1,300,000 par, due 4/15/2045		(1)	1,316,042
	JPMorgan Chase & Co	4.75%,$500,000 par, due 5/1/2013		(1)	527,760
	Kansas City Power & Light Co	7.15%,$850,000 par, due 4/1/2019		(1)	970,726
	Kentucky Housing Corp	5.75%,$195,000 par, due 7/1/2037		(1)	191,939
	Kentucky Housing Corp	5.92%,$485,000 par, due 7/1/2034		(1)	487,134
	Keycorp Student Loan Trust	0.98%,$1,0,000 par, due 11/25/2036		(1)	521,875
	Kimberly-Clark Corp	6.13%,$400,000 par, due 8/1/2017		(1)	443,428
	Kimberly-Clark Corp	7.50%,$1,0,000 par, due 11/1/2018		(1)	1,209,820
	Koninklijke Philips Electronics NV	7.25%,$265,000 par, due 8/15/2013		(1)	302,521
	Kraft Foods Inc	6.25%,$600,000 par, due 6/1/2012		(1)	646,638
	Kraft Foods Inc	6.75%,$700,000 par, due 2/19/2014		(1)	774,081
	Kroger Co/The	6.15%,$350,000 par, due 1/15/2020		(1)	374,588
	LB-UBS Commercial Mortgage Trust	4.39%,$1,975,000 par, due 3/15/2032		(1)	1,985,053
	LB-UBS Commercial Mortgage Trust	4.85%,$800,000 par, due 9/15/2031		(1)	823,648
	LB-UBS Commercial Mortgage Trust	5.16%,$1,140,000 par, due 2/15/2031		(1)	1,103,600
	Lehman Brothers Small Balance Commercial	5.68%,$13,975 par, due 4/25/2031		(1)	13,263
#	Lehman XS Trust	0.55%,$53,146 par, due 5/25/2037		(1)	0
	Liberty Mutual Group Inc	4.88%,$500,000 par, due 2/1/2010		(1)	499,245
	Liberty Property LP	5.50%,$300,000 par, due 12/15/2016		(1)	276,945
	Liberty Property LP	6.63%,$125,000 par, due 10/1/2017		(1)	121,220
	Lincoln National Corp	6.20%,$450,000 par, due 12/15/2011		(1)	468,306
	Manufacturers & Traders Trust Co	5.58%,$705,000 par, due 12/28/2020		(1)	578,100
	Marathon Oil Corp	6.00%,$750,000 par, due 10/1/2017		(1)	793,350

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Marathon Oil Corp	6.50%,$235,000 par, due 2/15/2014		(1)	259,948
Massachusetts Institute of Technology	7.13%,$400,000 par, due 11/2/2026		(1)	459,216
McCormick & Co Inc/MD	5.20%,$350,000 par, due 12/15/2015		(1)	374,420
McCormick & Co Inc/MD	5.75%,$350,000 par, due 12/15/2017		(1)	366,916
McDonald’s Corp	5.80%,$325,000 par, due 10/15/2017		(1)	359,180
McDonald’s Corp	8.88%,$400,000 par, due 4/1/2011		(1)	435,328
Medtronic Inc	4.75%,$500,000 par, due 9/15/2015		(1)	539,775
Mellon Funding Corp	6.40%,$190,000 par, due 5/14/2011		(1)	201,645
Merck & Co Inc	5.30%,$820,000 par, due 12/1/2013		(1)	901,229
Merrill Lynch & Co Inc	6.05%,$700,000 par, due 5/16/2016		(1)	706,300
Merrill Lynch & Co Inc	6.88%,$150,000 par, due 4/25/2018		(1)	161,616
Merrill Lynch Mortgage Trust	5.05%,$1,950,000 par, due 7/12/2038		(1)	1,895,127
MetLife Inc	5.38%,$415,000 par, due 12/15/2012		(1)	441,054
Mettler-Toledo International Inc	4.85%,$750,000 par, due 11/15/2010		(1)	743,610
Minneapolis-St Paul Metropolitan Airports Commission	6.00%,$250,000 par, due 1/1/2011		(1)	259,953
Minnesota Housing Finance Agency	5.76%,$100,000 par, due 1/1/2037		(1)	100,659
Minnesota Housing Finance Agency	5.85%,$640,000 par, due 7/1/2036		(1)	650,125
Minnesota Housing Finance Agency	6.13%,$505,000 par, due 7/1/2038		(1)	512,893
Minnesota Life Insurance Co	8.25%,$500,000 par, due 9/15/2025		(1)	504,685
MLCC Mortgage Investors Inc	0.56%,$435,951 par, due 6/25/2028		(1)	367,781
Morgan Stanley	0.76%,$500,000 par, due 10/15/2015		(1)	468,890
Morgan Stanley	5.95%,$270,000 par, due 12/28/2017		(1)	278,489
National Australia Bank Ltd	5.35%,$500,000 par, due 6/12/2013		(1)	538,170
National City Bank/Cleveland OH	0.63%,$1,0,000 par, due 6/7/2017		(1)	887,030
National Commerce Capital Trust I	1.23%,$500,000 par, due 4/1/2027		(1)	310,000
New Hampshire Housing Finance Authority	5.53%,$555,000 par, due 7/1/2037		(1)	545,060
New York Life Global Funding	5.38%,$850,000 par, due 9/15/2013		(1)	921,477
New York State Urban Development Corp/NY	6.50%,$1,250,000 par, due 12/15/2018		(1)	1,366,125
NLV Financial Corp	7.50%,$600,000 par, due 8/15/2033		(1)	517,038
Nomura Asset Acceptance Corp	6.50%,$399,605 par, due 2/25/2035		(1)	371,757
Nomura Asset Acceptance Corp	6.50%,$487,967 par, due 10/25/2034		(1)	453,961
Norfolk Southern Corp	5.75%,$1,250,000 par, due 1/15/2016		(1)	1,329,838
Northern States Power Co/WI	6.38%,$400,000 par, due 9/1/2038		(1)	438,408
Northstar Education Finance Inc	1.03%,$1,640,000 par, due 10/30/2045		(1)	1,640,000
Novartis Capital Corp	4.13%,$1,0,000 par, due 2/10/2014		(1)	1,051,180
NTC Capital I	0.80%,$600,000 par, due 1/15/2027		(1)	399,786
Ohio Housing Finance Agency	5.32%,$780,000 par, due 9/1/2038		(1)	777,754
Ohio Housing Finance Agency	5.47%,$765,000 par, due 9/1/2025		(1)	769,774
Ohio Housing Finance Agency	6.00%,$1,250,000 par, due 9/1/2035		(1)	1,238,938
Olin Corp	9.13%,$111,000 par, due 12/15/2011		(1)	117,105
Pacific Beacon LLC	5.38%,$800,000 par, due 7/15/2026		(1)	708,848
PacifiCorp	5.50%,$535,000 par, due 1/15/2019		(1)	566,463
PacifiCorp	5.65%,$750,000 par, due 7/15/2018		(1)	805,395
Parker Hannifin Corp	5.50%,$700,000 par, due 5/15/2018		(1)	737,436
Peoples Energy Corp	6.90%,$890,000 par, due 1/15/2011		(1)	930,798
Pepperdine University	5.45%,$500,000 par, due 8/1/2019		(1)	521,565
PepsiAmericas Inc	5.75%,$700,000 par, due 7/31/2012		(1)	761,187
PepsiCo Inc/NC	5.00%,$800,000 par, due 6/1/2018		(1)	830,584
Princeton University	4.95%,$650,000 par, due 3/1/2019		(1)	670,235
Princeton University	5.70%,$750,000 par, due 3/1/2039		(1)	770,498
Principal Life Global Funding I	6.25%,$625,000 par, due 2/15/2012		(1)	656,269
ProLogis	6.63%,$909,000 par, due 5/15/2018		(1)	862,068
Province of Ontario Canada	4.10%,$1,325,000 par, due 6/16/2014		(1)	1,382,783
Prudential Financial Inc	6.00%,$675,000 par, due 12/1/2017		(1)	696,404
Public Service Co Of New Hampshire	6.00%,$500,000 par, due 5/1/2018		(1)	535,650
Public Service Co of Oklahoma	6.15%,$625,000 par, due 8/1/2016		(1)	663,256
Puget Sound Energy Inc	7.96%,$1,0,000 par, due 2/22/2010		(1)	1,008,720
Realty Income Corp	5.50%,$300,000 par, due 11/15/2015		(1)	289,392
Realty Income Corp	6.75%,$575,000 par, due 8/15/2019		(1)	563,046
Regions Bank/Birmingham AL	7.50%,$1,0,000 par, due 5/15/2018		(1)	914,140
Roche Holdings Inc	5.00%,$500,000 par, due 3/1/2014		(1)	534,920
SABMiller plc	5.50%,$1,500,000 par, due 8/15/2013		(1)	1,597,110
Sedgwick County Unified School District No 259/KS	6.22%,$760,000 par, due 10/1/2028		(1)	786,402
Shurgard Storage Centers LLC	5.88%,$400,000 par, due 3/15/2013		(1)	418,656
Simon Property Group LP	5.75%,$450,000 par, due 5/1/2012		(1)	472,725
Simon Property Group LP	6.13%,$500,000 par, due 5/30/2018		(1)	507,995
SLM Student Loan Trust	0.36%,$1,165,246 par, due 12/15/2032		(1)	1,066,502
Small Business Administration Participation Certifications	4.57%,$2,333,727 par, due 6/1/2025		(1)	2,371,533
Small Business Administration Participation Certifications	5.21%,$2,262,375 par, due 1/1/2026		(1)	2,354,906
Small Business Administration Participation Certifications	5.29%,$1,676,775 par, due 12/1/2027		(1)	1,731,940
Small Business Administration Participation Certifications	5.49%,$2,688,844 par, due 5/1/2028		(1)	2,816,564
Small Business Administration Participation Certifications	5.51%,$865,566 par, due 11/1/2027		(1)	908,412
Small Business Administration Participation Certifications	5.60%,$1,874,823 par, due 9/1/2028		(1)	1,964,065
Small Business Administration Participation Certifications	5.63%,$7,20,268 par, due 10/1/2028		(1)	7,595,088
Small Business Administration Participation Certifications	5.72%,$6,567,613 par, due 1/1/2029		(1)	6,920,294
Small Business Administration Participation Certifications	5.87%,$2,832,589 par, due 7/1/2028		(1)	2,974,502
Small Business Administration Participation Certifications	4.75%,$896,550 par, due 8/10/2014		(1)	930,081
Small Business Administration Participation Certifications	4.94%,$2,215,221 par, due 8/10/2015		(1)	2,305,602
Small Business Administration Participation Certifications	5.41%,$560,142 par, due 2/10/2016		(1)	592,462
Small Business Administration Participation Certifications	5.68%,$1,559,330 par, due 8/10/2016		(1)	1,653,514
Societe Financement de l’Economie Francaise	3.38%,$2,900,000 par, due 5/5/2014		(1)	2,956,434
Southwestern Public Service Co	5.60%,$500,000 par, due 10/1/2016		(1)	511,400
Sovereign Bank	5.13%,$710,000 par, due 3/15/2013		(1)	716,433
Stanford University	4.75%,$575,000 par, due 5/1/2019		(1)	582,314
Stanford University	6.16%,$650,000 par, due 4/30/2011		(1)	691,132

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
State of Arkansas	6.20%,$700,000 par, due 7/1/2010		(1)	717,276
State of Connecticut	5.73%,$650,000 par, due 3/15/2024		(1)	668,428
State of Connecticut	5.77%,$640,000 par, due 3/15/2025		(1)	650,989
State of Illinois	5.10%,$1,230,000 par, due 6/1/2033		(1)	1,028,120
State of Michigan	6.40%,$1,0,000 par, due 11/1/2017		(1)	1,096,530
State of Oregon	5.50%,$700,000 par, due 10/1/2011		(1)	743,428
State of Oregon	5.54%,$500,000 par, due 8/1/2035		(1)	475,090
State of Texas	5.50%,$1,300,000 par, due 10/1/2022		(1)	1,325,727
SunTrust Capital III	0.90%,$600,000 par, due 3/15/2028		(1)	372,858
Target Corp	6.00%,$1,0,000 par, due 1/15/2018		(1)	1,103,690
TCF National Bank	1.88%,$670,000 par, due 6/15/2014		(1)	493,234
Terwin Mortgage Trust	3.71%,$354,636 par, due 3/25/2037		(1)	50,724
Tesco PLC	5.50%,$750,000 par, due 11/15/2017		(1)	789,353
Thomson Reuters Corp	5.95%,$250,000 par, due 7/15/2013		(1)	273,678
Thomson Reuters Corp	6.20%,$700,000 par, due 1/5/2012		(1)	753,207
Time Warner Cable Inc	5.40%,$182,000 par, due 7/2/2012		(1)	194,454
Time Warner Cable Inc	6.20%,$1,0,000 par, due 7/1/2013		(1)	1,098,460
Time Warner Inc	6.75%,$1,0,000 par, due 4/15/2011		(1)	1,059,500
Toll Road Investors Partnership II LP	7.00%,$750,000 par, due 2/15/2015		(1)	527,145
Town of Ramapo NY	5.63%,$1,180,000 par, due 9/1/2023		(1)	1,145,461
Travelers Cos Inc/The	5.80%,$750,000 par, due 5/15/2018		(1)	799,298
Triad Auto Receivables Owner Trust	4.88%,$697,022 par, due 4/12/2013		(1)	715,026
Turquoise Card Backed Securities PLC	0.27%,$600,000 par, due 6/15/2012		(1)	596,856
Union Electric Co	6.70%,$600,000 par, due 2/1/2019		(1)	662,430
Union Pacific Corp	4.88%,$250,000 par, due 1/15/2015		(1)	259,593
Union Pacific Corp	5.75%,$575,000 par, due 11/15/2017		(1)	606,683
United States Treasury Inflation Indexed Bonds	1.88%,$7,550,000 par, due 7/15/2019		(1)	7,934,232
United States Treasury Inflation Indexed Bonds	2.38%,$1,500,000 par, due 1/15/2025		(1)	1,815,158
United States Treasury Inflation Indexed Bonds	2.50%,$3,0,000 par, due 1/15/2029		(1)	3,239,872
United States Treasury Inflation Indexed Bonds	3.38%,$1,350,000 par, due 4/15/2032		(1)	2,032,599
United States Treasury Inflation Indexed Bonds	3.88%,$2,300,000 par, due 4/15/2029		(1)	3,891,918
United States Treasury Note/Bond	2.63%,$7,50,000 par, due 7/31/2014		(1)	7,085,250
University of Missouri/MO	5.96%,$550,000 par, due 11/1/2039		(1)	563,156
University of Virginia	6.20%,$825,000 par, due 9/1/2039		(1)	884,870
US Department of Housing and Urban Development	4.96%,$265,000 par, due 8/1/2012		(1)	286,863
USXL Funding LLC	5.38%,$207,103 par, due 4/15/2014		(1)	207,114
Valspar Corp	5.63%,$300,000 par, due 5/1/2012		(1)	314,388
Vendee Mortgage Trust	7.25%,$754,533 par, due 9/15/2022		(1)	821,263
Verizon Communications Inc	8.75%,$500,000 par, due 11/1/2018		(1)	624,510
Virginia Housing Development Authority	6.00%,$700,540 par, due 6/25/2034		(1)	700,757
Wachovia Bank Commercial Mortgage Trust	4.85%,$2,0,000 par, due 10/15/2041		(1)	1,928,580
Wachovia Bank Commercial Mortgage Trust	5.08%,$1,250,000 par, due 10/15/2035		(1)	1,266,063
Wachovia Bank Commercial Mortgage Trust	5.21%,$1,0,000 par, due 10/15/2044		(1)	995,240
Wachovia Bank NA	6.00%,$1,425,000 par, due 11/15/2017		(1)	1,491,605
Walgreen Co	5.25%,$450,000 par, due 1/15/2019		(1)	477,545
WaMu Mortgage Pass Through Certificates	0.46%,$639,635 par, due 4/25/2045		(1)	470,529
WaMu Mortgage Pass Through Certificates	0.55%,$568,783 par, due 1/25/2045		(1)	396,572
Washington Mutual Master Note Trust	0.26%,$850,000 par, due 5/15/2014		(1)	848,351
Washington State University/WA	5.99%,$750,000 par, due 10/1/2027		(1)	719,243
Weatherford International Inc	5.95%,$1,0,000 par, due 6/15/2012		(1)	1,070,230
Weingarten Realty Investors	7.00%,$375,000 par, due 7/15/2011		(1)	375,300
Wisconsin Housing & Economic Development Authority/WI	5.53%,$385,000 par, due 3/1/2038		(1)	373,396
Wisconsin Housing & Economic Development Authority/WI	5.81%,$820,000 par, due 3/1/2037		(1)	825,978
Wyeth	6.95%,$375,000 par, due 3/15/2011		(1)	400,598
Wyoming Area School District	5.28%,$380,000 par, due 9/1/2014		(1)	389,010
XTO Energy Inc	6.50%,$815,000 par, due 12/15/2018		(1)	931,301
Wells Fargo STIF Fund	0.25%,$19,230,476 par		(1)	19,230,476

				444,147,274

	Accrued income receivable			3,796,824
	Variation margin payable			(3,675)
	Deposits with brokers for futures transactions			21,300
	Receivable for investment payments due			252,497
	Payable for investment securities purchased on a forward commitment basis			(16,696,253)

	Total securities			431,517,967

Time Warner Inc	6.75%,$750,000 par, due 4/15/2011		(1)	794,625
AT&T Inc	4.95%,$900,000 par, due 1/15/2013		(1)	960,192
Air Products & Chemicals Inc	4.15%,$700,000 par, due 2/1/2013		(1)	726,159
Alabama Power Co	4.85%,$650,000 par, due 12/15/2012		(1)	696,209
Rio Tinto Alcan Inc	5.20%,$600,000 par, due 1/15/2014		(1)	632,448
Alcoa Inc	5.72%,$392,000 par, due 2/23/2019		(1)	378,997
Alcoa Inc	5.87%,$133,000 par, due 2/23/2022		(1)	123,502
Fannie Mae Pool	6.50%,$4,0,000 par, due 1/1/2034		(1)	4,283,760
Allstate Corp/The	7.50%,$500,000 par, due 6/15/2013		(1)	560,975
Allstate Financial Global Funding	6.50%,$250,000 par, due 6/14/2011		(1)	264,400
Ally Auto Receivables Trust	1.21%,$2,0,000 par, due 6/15/2012		(1)	2,002,020
EXIM Bank Gtd - Amal Ltd/Cayman Islands	3.46%,$2,948,806 par, due 8/21/2021		(1)	2,881,514
American Express Credit Corp	5.88%,$550,000 par, due 5/2/2013		(1)	590,238
Wyeth	6.95%,$850,000 par, due 3/15/2011		(1)	908,021
Amsouth Bank/Birmingham AL	4.85%,$700,000 par, due 4/1/2013		(1)	622,496
Archer-Daniels-Midland Co	5.45%,$900,000 par, due 3/15/2018		(1)	958,608
Arizona Public Service Co	6.38%,$750,000 par, due 10/15/2011		(1)	802,868
City of Ashland OR	5.07%,$400,000 par, due 7/15/2012		(1)	428,316
Atlantic City Electric Co	7.75%,$650,000 par, due 11/15/2018		(1)	771,843
Atlantic Richfield Co	9.13%,$900,000 par, due 3/1/2011		(1)	976,167
BAE Systems Holdings Inc	6.40%,$550,000 par, due 12/15/2011		(1)	584,128

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
BAE Systems Holdings Inc	4.75%,$350,000 par, due 8/15/2010		(1)	355,310
BHP Billiton Finance USA Ltd	5.40%,$850,000 par, due 3/29/2017		(1)	910,673
City of Baltimore MD	4.50%,$695,000 par, due 10/15/2013		(1)	721,076
Banc of America Commercial Mortgage Inc	5.12%,$750,000 par, due 7/11/2043		(1)	776,400
Bank of America Corp	5.42%,$300,000 par, due 3/15/2017		(1)	296,130
Bank of America NA	5.30%,$1,250,000 par, due 3/15/2017		(1)	1,225,113
Bank of America Auto Trust	1.67%,$2,150,000 par, due 12/16/2013		(1)	2,145,098
Barclays Bank PLC	5.00%,$1,300,000 par, due 9/22/2016		(1)	1,328,353
Bear Stearns Commercial Mortgage Securities	4.58%,$1,0,000 par, due 6/11/2041		(1)	1,004,950
Bemis Co Inc	4.88%,$175,000 par, due 4/1/2012		(1)	181,921
Blue Cross & Blue Shield of Florida	8.25%,$1,0,000 par, due 11/15/2011		(1)	1,088,520
Bottling Group LLC	5.13%,$650,000 par, due 1/15/2019		(1)	675,454
Branch Banking & Trust Co/Wilson NC	5.63%,$750,000 par, due 9/15/2016		(1)	775,418
Brandywine Operating Partnership Lp /pa	5.75%,$209,000 par, due 4/1/2012		(1)	213,034
Brazos Higher Education Authority	4.91%,$911,287 par, due 12/1/2040		(1)	911,533
Brown-Forman Corp	5.20%,$475,000 par, due 4/1/2012		(1)	506,122
Burlington Northern Santa Fe Corp	5.65%,$800,000 par, due 5/1/2017		(1)	851,504
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.22%,$1,250,000 par, due 7/15/2044		(1)	1,258,063
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.36%,$1,450,000 par, due 1/15/2046		(1)	1,386,012
Countrywide Home Loan Mtg Pass Through Trust	0.65%,$424,412 par, due 7/25/2036		(1)	319,901
CRH America Inc	6.95%,$850,000 par, due 3/15/2012		(1)	920,729
Credit Suisse Mortgage Capital Certificates	1.48%,$2,597,409 par, due 11/28/2039		(1)	2,597,409
Countrywide Asset-Backed Certificates	0.60%,$272,505 par, due 11/25/2035		(1)	197,697
Countrywide Asset-Backed Certificates	0.61%,$89,494 par, due 12/25/2034		(1)	79,215
Countrywide Alternative Loan Trust	2.11%,$430,569 par, due 8/25/2035		(1)	244,964
Countrywide Alternative Loan Trust	1.85%,$358,906 par, due 7/20/2035		(1)	162,595
Countrywide Asset-Backed Certificates	5.63%,$1,22,823 par, due 7/25/2027		(1)	806,659
Countrywide Asset-Backed Certificates	5.69%,$1,298,703 par, due 11/25/2035		(1)	425,936
Countrywide Home Loan Mtg Pass Through Trust	0.63%,$450,091 par, due 11/25/2034		(1)	336,461
Countrywide Home Loan Mortgage Pass Through Trust	0.58%,$469,002 par, due 2/25/2035		(1)	266,553
Countrywide Home Loan Mortgage Pass Through Trust	0.54%,$388,211 par, due 3/25/2035		(1)	207,825
Countrywide Home Loan Mtg Pass Through Trust	0.59%,$781,958 par, due 3/25/2035		(1)	610,569
Canadian National Railway Co	4.95%,$750,000 par, due 1/15/2014		(1)	800,858
Cargill Inc	5.60%,$900,000 par, due 9/15/2012		(1)	968,103
Carolina Power & Light Co	5.30%,$1,200,000 par, due 1/15/2019		(1)	1,253,076
Chevron Corp	3.95%,$1,0,000 par, due 3/3/2014		(1)	1,044,020
City of Chicago IL	4.77%,$550,000 par, due 1/1/2012		(1)	584,518
City of Chicago IL	4.86%,$500,000 par, due 1/1/2014		(1)	543,460
City of Chicago IL	6.05%,$1,0,000 par, due 1/1/2029		(1)	1,034,170
Citigroup Inc	5.00%,$500,000 par, due 9/15/2014		(1)	482,010
Citigroup Inc	6.50%,$550,000 par, due 8/19/2013		(1)	585,855
Citibank Credit Card Issuance Trust	5.50%,$2,0,000 par, due 6/22/2012		(1)	2,045,520
County of Clark NV	5.21%,$1,0,000 par, due 11/1/2016		(1)	1,001,200
Coca-Cola Enterprises Inc	7.38%,$1,0,000 par, due 3/3/2014		(1)	1,159,600
Commonwealth Bank of Australia	2.90%,$4,0,000 par, due 9/17/2014		(1)	3,933,680
ConAgra Foods Inc	7.88%,$667,000 par, due 9/15/2010		(1)	698,236
Connecticut Light & Power Co/The	5.38%,$750,000 par, due 3/1/2017		(1)	780,728
State of Connecticut	5.69%,$550,000 par, due 3/15/2023		(1)	563,266
ConocoPhillips	5.75%,$450,000 par, due 2/1/2019		(1)	492,548
ConocoPhillips Canada Funding Co	5.63%,$900,000 par, due 10/15/2016		(1)	976,320
Cook Cty Tshp HSl Dist No 225-Northfield Township/IL	5.24%,$705,000 par, due 12/1/2014		(1)	721,998
Corn Products International Inc	6.00%,$400,000 par, due 4/15/2017		(1)	403,852
Cornell University	4.35%,$500,000 par, due 2/1/2014		(1)	523,715
COX Communications Inc	4.63%,$750,000 par, due 1/15/2010		(1)	750,623
Credit Suisse USA Inc	5.25%,$750,000 par, due 3/2/2011		(1)	785,723
Credit Suisse First Boston Mortgage Securities Corp	4.82%,$500,000 par, due 2/15/2038		(1)	507,170
Credit Suisse/New York NY	5.00%,$1,0,000 par, due 5/15/2013		(1)	1,066,430
Crown Castle Towers LLC	4.64%,$470,000 par, due 6/15/2035		(1)	474,700
John Deere Capital Corp	4.95%,$250,000 par, due 12/17/2012		(1)	268,108
John Deere Capital Corp	4.90%,$250,000 par, due 9/9/2013		(1)	268,740
Developers Diversified Realty Corp	5.25%,$600,000 par, due 4/15/2011		(1)	593,178
Deutsche Bank AG/London	4.88%,$830,000 par, due 5/20/2013		(1)	881,775
Devon Energy Corp	5.63%,$1,0,000 par, due 1/15/2014		(1)	1,080,290
Diageo Capital PLC	5.20%,$150,000 par, due 1/30/2013		(1)	160,583
Diageo Capital PLC	7.38%,$1,0,000 par, due 1/15/2014		(1)	1,156,810
Walt Disney Co/The	4.50%,$1,0,000 par, due 12/15/2013		(1)	1,062,250
EI du Pont de Nemours & Co	5.00%,$350,000 par, due 7/15/2013		(1)	377,038
DCP Midstream LLC	7.88%,$800,000 par, due 8/16/2010		(1)	831,696
Duke Realty LP	5.63%,$825,000 par, due 8/15/2011		(1)	844,619
Duke Energy Carolinas LLC	5.75%,$1,0,000 par, due 11/15/2013		(1)	1,093,990
Duke University	5.15%,$1,175,000 par, due 4/1/2019		(1)	1,224,902
City of El Paso TX	3.61%,$1,0,000 par, due 8/15/2014		(1)	1,019,190
Entergy Gulf States Louisiana LLC	6.00%,$750,000 par, due 5/1/2018		(1)	785,393
European Investment Bank	3.00%,$2,200,000 par, due 4/8/2014		(1)	2,218,084
Evansville-Vanderburgh School Corp	4.85%,$360,000 par, due 1/5/2011		(1)	371,239
Ewing Township School District	4.80%,$675,000 par, due 5/1/2015		(1)	723,607
Canadian Gov Gtd - Export Development Canada	3.13%,$1,400,000 par, due 4/24/2014		(1)	1,425,900
Freddie Mac Gold Pool	5.50%,$1,64,805 par, due 2/1/2018		(1)	1,118,216
Freddie Mac Gold Pool	5.00%,$301,956 par, due 5/1/2021		(1)	317,467
Freddie Mac Gold Pool	6.00%,$2,149,205 par, due 8/1/2038		(1)	2,281,058
Freddie Mac Gold Pool	6.00%,$1,314,591 par, due 8/1/2038		(1)	1,395,242
Freddie Mac Gold Pool	6.00%,$1,72,371 par, due 9/1/2038		(1)	1,138,161
Freddie Mac Non Gold Pool	5.40%,$1,580,451 par, due 12/1/2036		(1)	1,662,776
Freddie Mac Gold Pool	5.00%,$1,994,032 par, due 2/1/2020		(1)	2,096,465
Federal Home Loan Banks	3.63%,$5,0,000 par, due 10/18/2013		(1)	5,237,500

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Freddie Mac Non Gold Pool	2.67%,$596,989 par, due 7/1/2034		(1)	590,064
Fannie Mae Pool	4.66%,$1,815,042 par, due 7/1/2010		(1)	1,820,305
Fannie Mae Pool	4.83%,$1,685,188 par, due 7/1/2011		(1)	1,740,142
Federal Home Loan Mortgage Corp	4.88%,$3,925,000 par, due 6/13/2018		(1)	4,198,533
Fannie Mae Pool	5.63%,$955,428 par, due 4/1/2036		(1)	976,867
Fannie Mae Pool	4.65%,$3,323,160 par, due 7/1/2013		(1)	3,502,298
Fannie Mae Pool	2.52%,$429,634 par, due 11/1/2041		(1)	427,151
Fannie Mae REMICS	5.50%,$369,999 par, due 4/25/2017		(1)	392,458
Fannie Mae Grantor Trust	7.00%,$230,749 par, due 7/25/2042		(1)	256,311
Fannie Mae Grantor Trust	7.00%,$90,198 par, due 8/25/2042		(1)	99,289
Fannie Mae Grantor Trust	0.48%,$27,0,518 par, due 11/25/2012		(1)	376,387
Fannie Mae Whole Loan	6.50%,$534,723 par, due 9/25/2042		(1)	582,014
Fannie Mae Whole Loan	7.00%,$93,075 par, due 10/25/2042		(1)	102,456
Fannie Mae REMICS	4.50%,$1,533,886 par, due 9/25/2018		(1)	1,591,646
Fannie Mae REMICS	5.00%,$1,166,028 par, due 10/25/2018		(1)	1,232,346
Fannie Mae Whole Loan	7.00%,$729,319 par, due 2/25/2044		(1)	802,820
Fannie Mae REMICS	4.00%,$1,750,000 par, due 4/25/2019		(1)	1,769,845
Fannie Mae Grantor Trust	6.00%,$845,176 par, due 2/25/2044		(1)	895,092
Fannie Mae Whole Loan	6.50%,$566,181 par, due 10/25/2044		(1)	613,424
Fannie Mae REMICS	5.50%,$1,901,344 par, due 4/25/2035		(1)	2,021,366
FHLMC Structured Pass Through Securities	7.00%,$1,770,867 par, due 7/25/2043		(1)	1,956,259
Freddie Mac REMICS	4.50%,$6,0,000 par, due 7/15/2019		(1)	6,184,800
Freddie Mac REMICS	5.00%,$3,0,000 par, due 8/15/2030		(1)	3,151,770
Freddie Mac REMICS	5.00%,$3,350,000 par, due 4/15/2020		(1)	3,520,046
Fannie Mae-Aces	5.26%,$1,500,000 par, due 5/25/2020		(1)	1,573,470
Freddie Mac REMICS	4.00%,$3,725,000 par, due 6/15/2023		(1)	3,762,064
Fannie Mae Pool	5.00%,$744,190 par, due 5/1/2015		(1)	772,075
Fannie Mae Pool	4.97%,$2,755,454 par, due 7/1/2035		(1)	2,891,270
Fannie Mae Pool	5.02%,$585,199 par, due 5/1/2036		(1)	614,284
Fannie Mae Pool	1.83%,$232,775 par, due 4/1/2044		(1)	232,228
Fannie Mae Pool	5.00%,$2,101,939 par, due 10/1/2019		(1)	2,211,891
Fannie Mae Pool	5.00%,$1,348,354 par, due 12/1/2019		(1)	1,418,886
Fannie Mae Pool	4.78%,$1,171,299 par, due 5/1/2035		(1)	1,213,700
Fannie Mae Pool	4.17%,$568,016 par, due 1/1/2035		(1)	590,322
Fannie Mae Pool	5.00%,$3,119,547 par, due 8/1/2020		(1)	3,278,831
Fannie Mae Pool	5.04%,$776,112 par, due 7/1/2035		(1)	807,832
Fannie Mae Pool	5.02%,$1,57,875 par, due 7/1/2035		(1)	1,098,709
Fannie Mae Pool	5.41%,$717,451 par, due 7/1/2011		(1)	737,066
Fannie Mae Pool	4.10%,$3,311,826 par, due 5/1/2036		(1)	3,419,792
Fannie Mae Pool	5.96%,$921,753 par, due 1/1/2037		(1)	978,579
Fannie Mae Pool	6.00%,$3,390,809 par, due 9/1/2038		(1)	3,584,730
Fannie Mae Pool	5.65%,$908,717 par, due 4/1/2037		(1)	962,004
Fannie Mae Pool	4.95%,$4,984,797 par, due 6/1/2014		(1)	5,269,927
Fannie Mae Pool	5.38%,$4,882,815 par, due 11/1/2013		(1)	5,203,127
Fifth Third Home Equity Loan Trust	0.48%,$526,439 par, due 9/20/2023		(1)	274,117
First Massachusetts Bank NA	7.63%,$300,000 par, due 6/15/2011		(1)	301,962
First Maryland Capital II	1.13%,$1,0,000 par, due 2/1/2027		(1)	602,800
Fort Eustis/Fort Story Housing LLC	4.98%,$450,000 par, due 12/15/2020		(1)	404,163
Fort Sam Houston Family Housing LP	5.18%,$500,000 par, due 3/15/2020		(1)	457,305
Fulton County Development Authority	4.92%,$650,000 par, due 5/1/2011		(1)	661,603
GMAC Mortgage Corp Loan Trust	0.45%,$150,909 par, due 8/25/2035		(1)	58,132
GMAC Mortgage Corp Loan Trust	0.44%,$328,321 par, due 11/25/2036		(1)	124,197
Ginnie Mae II pool	1.81%,$1,468,283 par, due 6/20/2058		(1)	1,417,811
GSAMP Trust	0.58%,$785,539 par, due 1/25/2045		(1)	518,455
GSMPS Mortgage Loan Trust	0.63%,$1,556,169 par, due 6/25/2034		(1)	1,244,935
GSAMP Trust	0.57%,$31,705 par, due 1/25/2035		(1)	27,585
GSMPS Mortgage Loan Trust	0.58%,$210,953 par, due 3/25/2035		(1)	170,619
GS Auto Loan Trust	4.56%,$553,230 par, due 11/15/2013		(1)	553,075
Ginnie Mae II pool	5.85%,$2,594,795 par, due 7/20/2058		(1)	2,740,363
Ginnie Mae II pool	5.76%,$4,888,413 par, due 12/20/2058		(1)	5,215,076
Ginnie Mae II pool	5.63%,$2,973,421 par, due 2/20/2059		(1)	3,157,609
Ginnie Mae II pool	5.46%,$7,61,245 par, due 3/20/2018		(1)	7,423,134
Ginnie Mae II pool	5.46%,$5,91,249 par, due 5/20/2018		(1)	5,377,887
GE Capital Commercial Mortgage Corp	4.37%,$684,053 par, due 1/10/2038		(1)	690,442
GE Capital Commercial Mortgage Corp	4.87%,$1,0,000 par, due 5/10/2043		(1)	1,017,770
GE Capital Commercial Mortgage Corp	5.34%,$1,825,000 par, due 3/10/2044		(1)	1,740,776
General Electric Co	5.00%,$750,000 par, due 2/1/2013		(1)	793,470
General Electric Capital Corp	5.25%,$900,000 par, due 10/19/2012		(1)	957,798
General Electric Capital Corp	4.80%,$200,000 par, due 5/1/2013		(1)	209,054
General Mills Inc	6.00%,$850,000 par, due 2/15/2012		(1)	917,728
General Mills Inc	5.65%,$500,000 par, due 2/15/2019		(1)	530,275
George Washington University	5.09%,$500,000 par, due 9/15/2032		(1)	522,935
Georgia Power Co	6.00%,$350,000 par, due 11/1/2013		(1)	389,039
GlaxoSmithKline Capital Inc	5.65%,$800,000 par, due 5/15/2018		(1)	862,872
Goldman Sachs Group Inc/The	6.88%,$850,000 par, due 1/15/2011		(1)	901,366
Great River Energy	5.83%,$605,598 par, due 7/1/2017		(1)	658,970
Greenwich Capital Commercial Funding Corp	4.95%,$1,500,000 par, due 1/11/2035		(1)	1,541,010
Greenwich Capital Commercial Funding Corp	4.53%,$1,0,000 par, due 1/5/2036		(1)	1,014,230
HFC Home Equity Loan Asset Backed Certificates	0.50%,$574,596 par, due 1/20/2035		(1)	526,635
HFC Home Equity Loan Asset Backed Certificates	0.46%,$334,000 par, due 3/20/2036		(1)	209,708
HFC Home Equity Loan Asset Backed Certificates	0.39%,$446,101 par, due 1/20/2036		(1)	389,093
Halliburton Co	5.90%,$950,000 par, due 9/15/2018		(1)	1,034,750
John Hancock Global Funding II	7.90%,$740,000 par, due 7/2/2010		(1)	763,310
Harborview Mortgage Loan Trust	0.57%,$827,584 par, due 6/20/2035		(1)	558,180
Hartford Life Global Funding Trusts	5.20%,$850,000 par, due 2/15/2011		(1)	866,847

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	Hewlett-Packard Co	4.50%,$840,000 par, due 3/1/2013		(1)	890,534
	Village of Hoffman Estates IL	4.95%,$280,000 par, due 12/1/2014		(1)	295,028
	Village of Hoffman Estates IL	5.00%,$485,000 par, due 12/1/2015		(1)	505,899
	Hudson United Bank/Mahwah NJ	7.00%,$500,000 par, due 5/15/2012		(1)	533,840
	ING USA Global Funding Trust	4.50%,$500,000 par, due 10/1/2010		(1)	510,890
	State of Illinois	3.85%,$250,000 par, due 6/1/2013		(1)	257,775
	State of Illinois	5.10%,$1,0,000 par, due 6/1/2033		(1)	835,870
	Indiana Bond Bank	4.49%,$745,000 par, due 7/15/2012		(1)	793,634
	Indiana Bond Bank	4.70%,$250,000 par, due 1/15/2014		(1)	258,228
	Indiana Housing & Community Development Authority	5.90%,$735,000 par, due 1/1/2037		(1)	743,563
	Indymac Loan Trust	0.45%,$502,666 par, due 1/25/2011		(1)	231,840
	Ingersoll-Rand Plc	4.75%,$600,000 par, due 5/15/2015		(1)	607,200
	Inter-American Development Bank	3.00%,$725,000 par, due 4/22/2014		(1)	734,208
	Iowa Finance Authority	5.87%,$970,000 par, due 7/1/2036		(1)	973,909
	JP Morgan Chase Commercial Mortgage Securities Corp	4.77%,$2,0,000 par, due 3/12/2039		(1)	2,010,500
	JP Morgan Chase Commercial Mtg Securities Corp	5.87%,$600,000 par, due 4/15/2045		(1)	607,404
	Jefferies & Co Inc	0.69%,$403,535 par, due 5/26/2037		(1)	218,159
	Jefferies & Co Inc	0.69%,$90,768 par, due 5/26/2037		(1)	9,220
	Jefferies & Co Inc	0.82%,$303,691 par, due 11/25/2036		(1)	202,073
	Jefferies & Co Inc	0.82%,$73,351 par, due 11/25/2036		(1)	9,071
	Jefferies & Co Inc	5.15%,$260,518 par, due 6/26/2037		(1)	135,965
	Jefferies & Co Inc	5.15%,$54,970 par, due 6/26/2037		(1)	5,441
	Jefferies & Co Inc	0.79%,$159,378 par, due 1/26/2036		(1)	133,484
	Jefferies & Co Inc	0.79%,$36,742 par, due 1/26/2036		(1)	5,761
	Jefferies & Co Inc	0.84%,$1,39,503 par, due 8/26/2046		(1)	818,712
	Jefferies & Co Inc	0.84%,$66,325 par, due 8/26/2046		(1)	2,514
	Jefferies & Co Inc	0.79%,$684,801 par, due 2/26/2036		(1)	431,219
	Jefferies & Co Inc	0.79%,$40,940 par, due 2/26/2036		(1)	1,429
	Jefferies & Co Inc	1.96%,$474,900 par, due 2/26/2046		(1)	261,940
	Jefferies & Co Inc	1.96%,$90,876 par, due 2/26/2046		(1)	9,633
	Jefferies & Co Inc	0.63%,$364,306 par, due 4/26/2036		(1)	209,745
	Jefferies & Co Inc	0.63%,$70,824 par, due 4/26/2036		(1)	7,820
	Jefferies & Co Inc	2.51%,$333,010 par, due 9/26/2046		(1)	230,917
	Jefferies & Co Inc	2.51%,$66,549 par, due 9/26/2046		(1)	8,818
	Jefferies & Co Inc	0.72%,$509,967 par, due 5/26/2047		(1)	231,251
	Jefferies & Co Inc	0.72%,$97,823 par, due 5/26/2047		(1)	8,522
	Jefferies & Co Inc	2.48%,$361,159 par, due 6/26/2046		(1)	163,683
	Jefferies & Co Inc	2.48%,$75,134 par, due 6/26/2046		(1)	6,471
	Jefferies & Co Inc	2.50%,$591,620 par, due 6/26/2046		(1)	273,732
	Jefferies & Co Inc	2.50%,$118,988 par, due 6/26/2046		(1)	10,511
	Jefferies & Co Inc	2.47%,$583,992 par, due 8/26/2046		(1)	305,137
	Jefferies & Co Inc	2.47%,$120,757 par, due 8/26/2046		(1)	12,000
	Jefferies & Co Inc	2.28%,$1,357,475 par, due 4/26/2047		(1)	703,635
	Jefferies & Co Inc	2.28%,$264,590 par, due 4/26/2047		(1)	26,294
	Johns Hopkins University	5.25%,$650,000 par, due 7/1/2019		(1)	676,098
	JPMorgan Chase Bank NA	6.00%,$1,250,000 par, due 10/1/2017		(1)	1,338,338
	Kansas City Power & Light Co	6.38%,$800,000 par, due 3/1/2018		(1)	853,920
	Kellogg Co	6.60%,$1,0,000 par, due 4/1/2011		(1)	1,066,480
	Kentucky Housing Corp	5.75%,$200,000 par, due 7/1/2037		(1)	196,860
	Kentucky Housing Corp	5.92%,$270,000 par, due 7/1/2034		(1)	271,188
	Kentucky Housing Corp	5.03%,$260,000 par, due 7/1/2011		(1)	270,941
	Keycorp Student Loan Trust	0.98%,$900,000 par, due 11/25/2036		(1)	469,688
	Kimberly-Clark Corp	6.13%,$450,000 par, due 8/1/2017		(1)	498,857
	Koninklijke Philips Electronics NV	4.63%,$750,000 par, due 3/11/2013		(1)	789,638
	Kraft Foods Inc	6.25%,$1,0,000 par, due 6/1/2012		(1)	1,077,730
	German Gov Gtd - Kreditanstalt fuer Wiederaufbau	2.25%,$1,800,000 par, due 4/16/2012		(1)	1,828,620
	LB-UBS Commercial Mortgage Trust	4.25%,$1,666,452 par, due 7/15/2027		(1)	1,693,365
	LB-UBS Commercial Mortgage Trust	5.10%,$1,0,000 par, due 11/15/2030		(1)	1,005,630
	LB-UBS Commercial Mortgage Trust	5.16%,$1,150,000 par, due 2/15/2031		(1)	1,113,281
	Lehman XS Trust	6.31%,$808,837 par, due 5/25/2037		(1)	285,511
#	Lehman XS Trust	0.55%,$35,431 par, due 5/25/2037		(1)	0
	Stanford University	6.16%,$1,0,000 par, due 4/30/2011		(1)	1,063,280
	Lincoln National Corp	6.20%,$300,000 par, due 12/15/2011		(1)	312,204
	UK Gov Gtd - Lloyds TSB	2.80%,$3,850,000 par, due 4/2/2012		(1)	3,927,655
	Los Angeles Unified School District/CA	6.00%,$1,30,000 par, due 7/1/2013		(1)	1,136,049
	Marathon Global Funding Corp	6.00%,$750,000 par, due 7/1/2012		(1)	809,880
	Commonwealth of Massachusetts	3.25%,$1,0,000 par, due 7/1/2014		(1)	1,003,980
	Harvard University	5.26%,$750,000 par, due 10/1/2018		(1)	794,693
	McCormick & Co Inc/MD	5.20%,$500,000 par, due 12/15/2015		(1)	534,885
	McCormick & Co Inc/MD	5.25%,$500,000 par, due 9/1/2013		(1)	540,305
	McDonald’s Corp	5.00%,$675,000 par, due 2/1/2019		(1)	705,510
	Mellon Funding Corp	6.40%,$900,000 par, due 5/14/2011		(1)	955,161
	MLCC Mortgage Investors Inc	0.56%,$96,878 par, due 6/25/2028		(1)	81,729
	Merrill Lynch & Co Inc	6.05%,$400,000 par, due 8/15/2012		(1)	428,492
	Merrill Lynch & Co Inc	4.25%,$500,000 par, due 2/8/2010		(1)	501,605
	Merrill Lynch Mortgage Trust	5.62%,$2,0,000 par, due 7/12/2034		(1)	2,075,360
	Metropolitan Life Global Funding I	2.88%,$1,0,000 par, due 9/17/2012		(1)	1,007,850
	State of Michigan	6.25%,$1,0,000 par, due 11/1/2016		(1)	1,095,370
	Minnesota Housing Finance Agency	5.85%,$565,000 par, due 7/1/2036		(1)	573,938
	Mississippi Development Bank Special Obligation	5.00%,$390,000 par, due 6/1/2014		(1)	401,544
	Merrill Lynch/Countrywide Commercial Mtg Trust	5.42%,$945,000 par, due 2/12/2039		(1)	909,733
	Morgan Stanley	8.00%,$1,0,000 par, due 6/15/2010		(1)	1,031,140
	Morgan Stanley	6.60%,$425,000 par, due 4/1/2012		(1)	462,396
	National City Bank/Cleveland OH	0.63%,$400,000 par, due 6/7/2017		(1)	354,812
	National City Bank of Kentucky	6.30%,$120,000 par, due 2/15/2011		(1)	124,001

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
UK Gov Gtd - Nationwide Building Society	2.50%,$2,0,000 par, due 8/17/2012		(1)	2,014,880
Nebo School District/UT	4.41%,$810,000 par, due 7/1/2018		(1)	789,815
New York Life Global Funding	4.65%,$1,0,000 par, due 5/9/2013		(1)	1,050,370
New York State Urban Development Corp/NY	6.50%,$1,0,000 par, due 12/15/2018		(1)	1,092,900
Nisource Finance Corp	7.88%,$825,000 par, due 11/15/2010		(1)	864,897
Nordic Investment Bank	3.63%,$1,600,000 par, due 6/17/2013		(1)	1,667,424
Northern States Power Co/WI	6.38%,$500,000 par, due 9/1/2038		(1)	548,010
Northstar Education Finance Inc	1.03%,$1,845,000 par, due 10/30/2045		(1)	1,845,000
Novartis Capital Corp	4.13%,$1,0,000 par, due 2/10/2014		(1)	1,051,180
Ohio Housing Finance Agency	5.32%,$660,000 par, due 9/1/2038		(1)	658,099
Ohio Housing Finance Agency	5.97%,$860,000 par, due 3/1/2029		(1)	870,647
Ohio Housing Finance Agency	6.00%,$1,45,000 par, due 9/1/2035		(1)	1,035,752
Province of Ontario Canada	4.10%,$1,250,000 par, due 6/16/2014		(1)	1,304,513
State of Oregon	4.61%,$655,000 par, due 6/1/2011		(1)	685,320
PNC Funding Corp	5.13%,$500,000 par, due 12/14/2010		(1)	519,805
Pacific Pilot Funding Ltd	1.03%,$166,450 par, due 10/20/2016		(1)	136,383
PacifiCorp	5.65%,$250,000 par, due 7/15/2018		(1)	268,465
PacifiCorp	5.50%,$750,000 par, due 1/15/2019		(1)	794,108
Parker Hannifin Corp	5.50%,$750,000 par, due 5/15/2018		(1)	790,110
Pearson PLC	7.00%,$1,0,000 par, due 6/15/2011		(1)	1,058,960
Pennsylvania Housing Finance Agency	6.04%,$180,000 par, due 10/1/2030		(1)	180,279
Pennsylvania Higher Education Assistance Agy	1.18%,$1,800,000 par, due 10/1/2042		(1)	1,530,000
Peoples Energy Corp	6.90%,$750,000 par, due 1/15/2011		(1)	784,380
PepsiAmericas Inc	5.63%,$750,000 par, due 5/31/2011		(1)	791,550
PepsiCo Inc/NC	5.00%,$1,0,000 par, due 6/1/2018		(1)	1,038,230
Harvard University	3.70%,$800,000 par, due 4/1/2013		(1)	822,600
Pricoa Global Funding I	5.63%,$200,000 par, due 5/24/2011		(1)	207,496
Principal Life Global Funding I	5.25%,$600,000 par, due 1/15/2013		(1)	635,716
ProLogis	5.25%,$750,000 par, due 11/15/2010		(1)	755,093
Protective Life Secured Trusts	4.85%,$650,000 par, due 8/16/2010		(1)	665,470
Prudential Financial Inc	5.15%,$300,000 par, due 1/15/2013		(1)	315,594
Public Service Co of Oklahoma	6.15%,$600,000 par, due 8/1/2016		(1)	636,726
Puget Sound Energy Inc	7.96%,$1,0,000 par, due 2/22/2010		(1)	1,008,720
Rabobank Nederland NV	4.20%,$1,0,000 par, due 5/13/2014		(1)	1,034,820
Roche Holdings Inc	5.00%,$750,000 par, due 3/1/2014		(1)	802,380
Roper Industries Inc	6.63%,$750,000 par, due 8/15/2013		(1)	816,803
UK Gov Gtd - Royal Bank of Scotland PLC	2.63%,$675,000 par, due 5/11/2012		(1)	684,666
SLC Student Loan Trust	0.35%,$621,591 par, due 4/16/2018		(1)	612,480
SBA CMBS Trust	5.31%,$650,000 par, due 11/15/2036		(1)	664,625
Merck & Co Inc	5.30%,$1,0,000 par, due 12/1/2013		(1)	1,099,060
Simon Property Group LP	6.13%,$750,000 par, due 5/30/2018		(1)	761,993
Small Business Administration Participation Certifications	5.34%,$825,932 par, due 11/1/2021		(1)	864,255
Small Business Administration Participation Certifications	5.54%,$1,572,860 par, due 9/1/2026		(1)	1,655,278
Small Business Administration Participation Certifications	5.31%,$3,254,187 par, due 5/1/2027		(1)	3,417,547
Small Business Administration Participation Certifications	5.68%,$1,741,015 par, due 6/1/2028		(1)	1,832,070
Small Business Administration Participation Certifications	5.60%,$2,812,235 par, due 9/1/2028		(1)	2,946,097
Small Business Administration Participation Certifications	5.63%,$3,744,143 par, due 10/1/2028		(1)	4,050,714
Small Business Administration Participation Certifications	5.72%,$7,379,341 par, due 1/1/2029		(1)	7,775,611
Small Business Administration Participation Certifications	4.75%,$699,309 par, due 8/10/2014		(1)	725,463
Small Business Administration Participation Certifications	4.64%,$416,806 par, due 2/10/2015		(1)	432,019
Small Business Administration Participation Certifications	4.94%,$2,769,027 par, due 8/10/2015		(1)	2,882,003
Small Business Administration Participation Certifications	5.68%,$1,559,330 par, due 8/10/2016		(1)	1,653,514
Small Business Administration Participation Certifications	5.94%,$4,853,908 par, due 8/1/2018		(1)	5,157,278
Societe Financement de l’Economie Francaise	3.38%,$3,850,000 par, due 5/5/2014		(1)	3,924,921
City of Spokane WA	4.83%,$715,000 par, due 12/1/2014		(1)	770,112
City of Springfield IL	4.40%,$450,000 par, due 12/1/2012		(1)	469,931
Sprint Capital Corp	8.38%,$500,000 par, due 3/15/2012		(1)	517,500
Stanford University	4.25%,$500,000 par, due 5/1/2016		(1)	514,210
State Street Bank and Trust Co/US	5.30%,$750,000 par, due 1/15/2016		(1)	762,105
Structured Asset Securities Corp	0.58%,$156,254 par, due 8/25/2035		(1)	135,058
Lehman Brothers Small Balance Commercial	5.68%,$25,329 par, due 4/25/2031		(1)	24,040
Structured Asset Securities Corp	0.48%,$314,347 par, due 8/25/2046		(1)	204,326
SunTrust Bank/Atlanta GA	0.38%,$1,100,000 par, due 5/21/2012		(1)	1,052,689
TIAA Global Markets Inc	4.95%,$700,000 par, due 7/15/2013		(1)	748,706
Target Corp	6.00%,$750,000 par, due 1/15/2018		(1)	827,768
Terwin Mortgage Trust	3.71%,$303,973 par, due 3/25/2037		(1)	43,477
Thermo Fisher Scientific Inc	5.00%,$450,000 par, due 6/1/2015		(1)	471,812
Thomson Reuters Corp	5.70%,$750,000 par, due 10/1/2014		(1)	823,350
Time Warner Cable Inc	6.20%,$1,0,000 par, due 7/1/2013		(1)	1,098,460
Princeton University	4.95%,$1,250,000 par, due 3/1/2019		(1)	1,288,913
Dartmouth College	4.75%,$1,0,000 par, due 6/1/2019		(1)	1,012,830
Turquoise Card Backed Securities PLC	0.27%,$1,0,000 par, due 6/15/2012		(1)	994,760
USXL Funding LLC	5.38%,$207,103 par, due 4/15/2014		(1)	207,114
United States Treasury Note/Bond	8.13%,$1,175,000 par, due 8/15/2019		(1)	1,581,480
United States Treasury Inflation Indexed Bonds	2.50%,$2,200,000 par, due 1/15/2029		(1)	2,375,906
United States Treasury Inflation Indexed Bonds	2.13%,$6,300,000 par, due 1/15/2019		(1)	6,726,920
United States Treasury Inflation Indexed Bonds	1.88%,$4,0,000 par, due 7/15/2019		(1)	4,203,567
United States Treasury Note/Bond	2.63%,$3,625,000 par, due 7/31/2014		(1)	3,643,125
United States Treasury Note/Bond	3.38%,$4,0,000 par, due 11/15/2019		(1)	3,847,520
University of North Carolina at Charlotte/NC	5.14%,$1,25,000 par, due 4/1/2013		(1)	1,105,934
University of Notre Dame	4.14%,$730,000 par, due 9/1/2013		(1)	762,945
Valspar Corp	5.10%,$400,000 par, due 8/1/2015		(1)	382,776
Valspar Corp	5.63%,$160,000 par, due 5/1/2012		(1)	167,674
Verizon Communications Inc	8.75%,$500,000 par, due 11/1/2018		(1)	624,510
Verizon Global Funding Corp	6.88%,$500,000 par, due 6/15/2012		(1)	553,560

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	Cellco Partnership / Verizon Wireless Capital LLC	8.50%,$250,000 par, due 11/15/2018		(1)	310,095
	WaMu Mortgage Pass Through Certificates	0.46%,$213,212 par, due 4/25/2045		(1)	156,843
	Wachovia Bank Commercial Mortgage Trust	5.24%,$2,250,000 par, due 7/15/2042		(1)	2,272,343
	Wachovia Corp	5.50%,$275,000 par, due 5/1/2013		(1)	292,141
	Wachovia Asset Securitization Inc	0.36%,$458,630 par, due 7/25/2037		(1)	167,741
	Walgreen Co	5.25%,$500,000 par, due 1/15/2019		(1)	530,605
	WaMu Mortgage Pass Through Certificates	0.55%,$379,189 par, due 1/25/2045		(1)	264,382
	Washington Mutual Master Note Trust	0.26%,$750,000 par, due 5/15/2014		(1)	748,545
	Weatherford International Inc	5.95%,$900,000 par, due 6/15/2012		(1)	963,207
	Weingarten Realty Investors	7.00%,$350,000 par, due 7/15/2011		(1)	350,280
	Whiteside & Lee Ctys Comm Unit School District No 5/IL	4.40%,$700,000 par, due 2/1/2012		(1)	680,568
	Wisconsin Electric Power Co	6.25%,$850,000 par, due 12/1/2015		(1)	971,559
	Wisconsin Housing & Economic Development Authority/WI	5.81%,$820,000 par, due 3/1/2037		(1)	825,978
	Wisconsin Housing & Economic Development Authority/WI	5.53%,$585,000 par, due 3/1/2038		(1)	567,368
	XTO Energy Inc	5.90%,$775,000 par, due 8/1/2012		(1)	849,144
	Yale University	2.90%,$1,250,000 par, due 10/15/2014		(1)	1,245,375
	Nordic Investment Bank	3.50%,$1,250,000 par, due 9/11/2013		(1)	1,290,299
	Wells Fargo Short-term Investment Fund	0.25%,$6,856,182 par		(1)	6,856,182

					406,800,919

		Accrued income receivable			3,498,642
		Variation margin payable			(35,156)
		Payable for investment securities purchased on a forward commitment basis			(4,323,042)
		Deposits with brokers for futures transactions			135,000

		Receivable for investment payments due			283,340

		Total securities			406,359,703

	Aggregate value of underlying fixed income portfolio			(1)	99,944,933

	Total underlying securities of security-backed contracts at fair value				1,758,672,340

	Total accrued income receivable				12,262,707
	Deposits with brokers for futures transactions				534,735
	Receivable for investment securities sold				6,916,000
	Receivable for investment payments due				956,890
	Wrapper Contracts at Fair Value				1,365,577
	Pending Trades				1,949,605
	Accrued interest receivable on short-term investment fund				55,823
	Variation margin payable				(103,319)
	Payable for investment securities purchased on a forward commitment basis				(22,090,553)
	Payables for investment securities purchased				(6,951,000)
	Wrapper contract fee payable				(550,633)

	Total security-backed contracts				1,753,018,172

	Adjustment from fair value to contract value for fully benefit investment contract				(36,279,512)

	Total security-back contracts at contract value				1,716,738,660

	Collective Investment Fund
	Wells Fargo Short-term Investment Fund G, 0.25%		203,974,831	(1)	203,974,831
	Wells Fargo Stable Return Fund G 3.31%		2,797,380	(1)	130,069,250
	Adjustment from fair value to contract value for fully benefit investment contract				(259,619)

	Stable Return Fund at contract value				333,784,462

	Total Stable Value Fund				2,062,804,711

*	Wells Fargo – ESOP	Common stock fund	145,980,912	(1)	3,940,024,815
*	Wells Fargo – ESOP	Convertible preferred stock	475,241	507,088,243	550,749,843
*	Wells Fargo – ESOP	Money market fund	76,888,431	(1)	76,888,431

					4,567,663,089

					$12,149,089,322

#	Security in default
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
WELLS FARGO & COMPANY 401(k) PLAN
By: Wells Fargo & Company, as Plan Administrator

/s/ Hope Hardison
Hope Hardison
Executive Vice President and Director of Compensation and Benefits
Wells Fargo & Company
June 14, 2010

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered	Filed herewith
Public Accounting Firm